Exhibit 99.1

Imperial Metals Corporation

Annual Information Form

For the Year Ended December 31, 2016

Dated March 29, 2017

Imperial Metals Corporation | 2016 Annual Information Form

Information about Content in this Document

All references in this Annual Information Form (“AIF”) to “Imperial”, “Company”, “we”, “our” apply collectively to Imperial Metals Corporation and its subsidiaries.

Date of Information

The information contained within this AIF is for the Company’s financial year ended December 31, 2016, unless stated otherwise.

Currency

The reporting currency of the Company is the Canadian (“CDN”) Dollar and all financial information presented in this AIF is in CDN dollars, unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Information

This AIF provides material information about Imperial Metals Corporation and its business, operations and developments for the year ended December 31, 2016, and plans for the future based on facts and circumstances as at March 29, 2017.

Except for statements of historical fact relating to the Company, including our 50% interest in Huckleberry, certain information contained herein constitutes forward-looking information which are prospective in nature and reflect the current views and/or expectations of Imperial. Often, but not always, forward-looking information can be identified by the use of statements such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such information includes, without limitation, statements regarding: mine plans; costs and timing of current and proposed exploration and development; production and marketing; capital expenditures; future expenses and scope relating to timing of ongoing rehabilitation activities at the Mount Polley mine; use of proceeds from financings and credit facilities; expectations relating to the operation of the Mount Polley and Red Chris mines and costs associated therewith; adequacy of funds for projects and liabilities; expectations relating to the receipt of necessary regulatory permits, approvals or other consents; outcome and impact of litigation; cash flow; working capital requirements; expectations relating to the requirement for additional capital; expectations relating to results of operations, production, revenue, margins and earnings; future prices of copper and gold; future foreign currency exchange rates and impact; future accounting changes; and future prices for marketable securities.

Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates, including, but not limited to, assumptions that: the Company will be able to advance and complete remaining planned rehabilitation activities within expected time frames; there will be no significant delay or other material impact on the expected timeframes or costs for completion of rehabilitation of the Mount Polley mine; the Company’s initial rehabilitation activities will be successful in the long term; all required permits, approvals and arrangements to proceed with planned rehabilitation will be granted; there will be no interruptions that will materially delay the Company’s progress with its rehabilitation plans; there will be no material operational delays at the Mount Polley or Red Chris mines; equipment will operate as expected; the Company’s use of derivative instruments will enable the Company to achieve expected pricing protection; there will be no material adverse change in the market price of commodities and exchange rates; the Mount Polley and Red Chris mines will achieve expected production outcomes (including with respect to mined grades and mill recoveries); Imperial will have access to capital as required. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause Imperial’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements constituting forward-looking information.

Imperial Metals Corporation | 2016 Annual Information Form

Important risks that could cause Imperial’s actual results, revenues, performance or achievements to differ materially from Imperial’s expectations include, among other things: that additional financing that may be required may not be available to Imperial on terms acceptable to Imperial or at all; uncertainty regarding the outcome of sample testing and analysis being conducted on the area affected by the Mount Polley Breach; risks relating to the timely receipt of necessary approvals and consents to proceed with the rehabilitation plan; risks relating to the remaining costs and liabilities relating to the Mount Polley Breach; uncertainty as to actual timing of completion of the breach-related rehabilitation activities; risks relating to the impact of the Mount Polley Breach on Imperial’s reputation; the quantum of claims, fines and penalties that may become payable by Imperial and the risk that current sources of funds are insufficient to fund liabilities; risks that Imperial will be unsuccessful in defending against any legal claims or potential litigation; risk of costs arising from any unforeseen longer-term environmental consequences of the Mount Polley Breach; risks of protesting activity and other civil disobedience restricting access to the Company’s properties; failure of plant, equipment or processes to operate in accordance with specifications or expectations; cost escalation, unavailability of materials and equipment, labour unrest, power shortages, and natural phenomena such as weather conditions negatively impacting the operation of the Red Chris mine or the Mount Polley mine; changes in commodity and power prices; changes in market demand for our concentrate; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); and other hazards and risks disclosed within the Management’s Discussion & Analysis for the year ended December 31, 2016 and other public filings which are available at sedar.com. For the reasons set forth above, investors should not place undue reliance on forward-looking information. Imperial does not undertake to update any forward looking information, except in accordance with applicable securities laws.

Incorporated Information by Reference

Information from documents incorporated by reference include the Company’s 2016 Annual Report and Technical Reports (noted below), which are available on sedar.com and imperialmetals.com.

National Instrument 43-101 Technical Reports
2012 Red Chris Report	February 14, 2012 Technical Report: Red Chris Copper-Gold Project; Amended & Restated September 30, 2015

2016 Mount Polley Report	May 20, 2016 Technical Report: Mount Polley Mine

2011 Huckleberry Report	November 22, 2011 Technical Report: Huckleberry Mine – Main Zone Optimization; Amended & Restated May 11, 2016

Reference for Abbreviations

The following abbreviations may be used in this document:
mm = millimetre	oz = ounces
m = metre	lbs = pounds
masl = metres above sea level	kg = kilogram
m3 = cubic metre	g = gram
km = kilometre	g/t = grams per tonne
ha = hectare	t/d = tonnes per day
M = million	kV = kilovolt
MT = million tonnes	kW = kilowatt
QA/QC = Quality Assurance/Quality Control	hp = horse power

Imperial Metals Corporation | 2016 Annual Information Form

Reference for Conversions

Imperial Measure Conversion to Metric Unit				Metric Unit Conversion to Imperial Measure
2.470	acres	=	1 hectare	0.4047	hectare	=	1 acre
3.280	feet	=	1 metre	0.3048	m	=	1 foot
0.620	miles	=	1 kilometre	1.6093	kilometre	=	1 mile
2.205	pounds	=	1 kilogram	0.454 0	kilograms	=	1 pound
1.102	(short) tons	=	1 tonne	0.9072	tonnes	=	1 ton

Definitions for Mineral Resource & Mineral Reserve Estimates

Resource and Reserve Classifications

This AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy (“CIM”). The CIM Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”) establish definitions and guidance on the definitions for mineral resources, mineral reserves, and mining studies used in Canada. The Mineral Resource, Mineral Reserve, and Mining Study definitions are incorporated by reference into National Instrument 43-101–Standards of Disclosure for Mineral Projects (“NI 43-101”). The CIM Definition Standards are summarized below. For additional information refer to cim.org.

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Imperial Metals Corporation | 2016 Annual Information Form

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The Qualified Person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the modifying factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve

Mineral Resource & Mineral Reserve Classification

The CIM Definition Standards provide for a direct relationship between Indicated Mineral Resources and Probable Mineral Reserves and between Measured Mineral Resources and Proven Mineral Reserves. In other words, the level of geoscientific confidence for Probable Mineral Reserves is the same as that required for the in situ determination of Indicated Mineral Resources and for Proven Mineral Reserves is the same as that required for the in situ determination of Measured Mineral Resources.

Imperial Metals Corporation | 2016 Annual Information Form

Company Business & Corporate Structure

Imperial is a Canadian mining company active in the acquisition, exploration, development, mining and production of base and precious metals. Imperial’s principal business registered and records office address is Suite 200, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 Canada. The Company was incorporated under the British Columbia Company Act, which was superseded by the British Columbia Business Corporations Act (“BCBCA”), on December 6, 2001 under the name IMI Imperial Metals Inc. Imperial changed its name to Imperial Metals Corporation on April 10, 2002.

Principal Subsidiaries	Ownership		Jurisdiction of Incorporation
Red Chris Development Company Ltd.	100	%(1)	British Columbia
Mount Polley Mining Corporation	100%		British Columbia
CAT-Gold Corporation	100	%(1)	Canada
HML Mining Inc.	100%		British Columbia
(1)	Imperial owns 100% of CAT-Gold Corporation, which in turn owns 100% of Red Chris Development Company Ltd.

Refer to Note 22 Related Party Transactions in the 2016 Annual Report for a complete list of Imperial’s subsidiaries.

Operations	Metals Mined	Mining Method	Mine Location
Red Chris Mine	copper-gold	open pit	British Columbia
Mount Polley Mine	copper-gold	open pit	British Columbia
Huckleberry Mine*	copper	open pit	British Columbia

*Imperial, through its wholly owned subsidiary HML Mining Inc., holds a 50% interest in Huckleberry Mines Ltd.(“HML”) which in turn owns 100% of the Huckleberry mine.

The Company’s principal operation is the Red Chris mine. Construction of this new mine was completed in November 2014. Commercial production was achieved July 1, 2015, and the first full year of production was 2016.

Mount Polley mine initiated normal operations at the end of June 2016 following a period of modified mill operations, and a prior twelve month shutdown from August 4, 2014 to August 5, 2015 due to the Mount Polley Breach (refer to page 8 defined term).

HML announced the suspension of pit operations in January 2016 due to the continuing low copper price. Mill operations at the Huckleberry mine ceased on August 31, 2016. The mine will remain on care and maintenance pending a sustained increase in the price of copper.

Principal Markets & Distribution

The copper concentrate produced by the Red Chris and Mount Polley mines is shipped overseas for the Asian market. Red Chris copper concentrate is trucked to, and shipped out of the Port of Stewart, and Mount Polley copper concentrate is trucked to, and shipped out of the Port of Vancouver.

Revenue by Product (000’s)	2016	2015
Copper	$278,043	$90,740
Gold	$143,953	$35,999
Silver	$5,641	$904

Employees

Imperial and its consolidated subsidiaries employed 798 workers at December 31, 2016 (733-December 31, 2015).

Imperial Metals Corporation | 2016 Annual Information Form

Competitive Conditions

The Company’s business is to produce and sell metal concentrates at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of mineral deposits, costs of equipment, fuel, power and other inputs, as well by operating and management skill. Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic mineral deposits and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, joint venture agreements, capital and the acquisition of investments in other mining companies.

Environmental Protection

Our current and future operations, including development activities and production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and the United States governing protection and remediation of the environment, site reclamation, management of toxic substances and similar matters. Compliance with these laws and regulations can affect the planning, designing, operating, closing and remediating of our mines.

We work to apply technically proven and economically feasible measures to protect the environment throughout exploration, construction, mining, processing and closure. Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current or future regulations or that liabilities associated with non-compliance will not be incurred.

The total liability for reclamation and closure cost obligations, which represent the Company’s estimate of the present value of future cash outflows required to settle estimated reclamation obligations at the end of a mine’s life, associated with the Mount Polley, Red Chris, Sterling and Ruddock Creek properties, as calculated for financial disclosure purposes, at December 31, 2016 was approximately $42.4 million. This amount incorporates estimated future costs, inflation, and risks associated with the future cash outflows, assuming a pre-tax discount rate of 3.34%. Changes in any of these factors can result in a change to future site reclamation liabilities and the related accretion of future site reclamation provisions. At December 31, 2016 the Company has recorded a provision of $2.1 million for future rehabilitation activities related to the Mount Polley Breach.

Risk Factors

There are material risks that could cause actual results to differ materially from our current expectations. The risks associated with our business, include those related to, but are not limited to: risks inherent in the mining and metals business; commodity price fluctuations and the effects of hedging; competition for mining properties; sale of products and future market access; mineral reserves and resource estimates; currency fluctuations; interest rate risks; financing risks; the risk that further advances may not be available under credit facilities; risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations; regulatory and permitting risks; environmental risks; joint venture risks; foreign activity risks; legal proceedings; and other risks and uncertainties. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed. Full disclosure is provided in the Company’s 2016 Annual Report, in the Risk Factors section within the Management’s Discussion & Analysis.

Imperial Metals Corporation | 2016 Annual Information Form

General Development 2014-2016 & Outlook for 2017

Red Chris Mine

The owner and operator of the Red Chris copper/gold mine in northwest British Columbia is Red Chris Development Company Ltd. (“RCDC”), a subsidiary of Imperial.

In May 2012 a British Columbia Mines Act (“Mines Act”) Permit was received and construction of the Red Chris mine commenced. The mine construction was completed November 2014 for a total cost of $661.9 million. Construction of a 93 km 287 kV power line (“Iskut extension”) from the terminus of the Northwest Transmission Line at the Bob Quinn substation to a newly constructed substation at Tatogga Lake was undertaken by a subsidiary of Imperial. The Iskut extension of the Northwest Transmission Line was subsequently sold to BC Hydro for $52 million in December 2014. A 16 km 287 kV power line was built to connect the Red Chris mine to the Tatogga substation, and on November 7, 2014 the main transformers at Red Chris were energized with power supplied by BC Hydro. Mine commissioning commenced, with commercial production achieved on July 1, 2015.

In July 2015 RCDC and the Tahltan Nation signed an Impact, Benefit and Co-Management Agreement which provides the basis for a working partnership between the Tahltan people and Red Chris for the life of the mine.

During 2016, the first full year of mine production, RCDC continued to optimize the operations to improve copper recovery. With an increase in ore mined from the Main zone pit lower benches, and a revised reagent scheme implemented in late 2016, the recovery has appeared to improve. To further enhance recovery, an additional flotation cell is being installed and a comprehensive off-site program of metallurgical test-work is being completed on drill core samples of ore that will be milled later this year to further investigate possible improvements to the metallurgical response of Main zone ores.

Mount Polley Mine

Mount Polley Mining Corporation (“MPMC”) suspended mine operations on August 4, 2014 following a failure beneath the perimeter embankment at the tailings storage facility (“TSF”)(the “Mount Polley Breach”). Rehabilitation work was immediately initiated at the TSF and affected areas downstream.

An Independent Expert Engineering and Investigation Review Panel, commissioned by the Minister of Energy and Mine for the Province of British Columbia, investigated the failure of the TSF, and released its report on January 30, 2015. The report concluded that the Mount Polley Breach was sudden and without warning, and was due to the fact that the independent engineering firms retained by MPMC to design the TSF did not take into account the strength of the glaciolacustrine layer approximately 8 m below the foundation of the embankment in the area of the failure.

MPMC received regulatory approvals on July 5, 2015 authorizing the restart of mine operations under a modified operating plan. With the TSF not authorized for continued mill process tailings deposition at the time, the modified operating plan included use of the Springer pit for tailings deposition. Mine operations resumed on August 5, 2015, with mill processing on a one-week-on/one-week-off schedule, and ore feed sourced from the Cariboo pit and the Boundary zone underground operation. In late November 2015, due to the complexity of operating the mill on a week on/week off schedule under winter conditions, the mill transitioned into operating on a continuous basis. Rehabilitation work at the TSF and the areas affected by the foundation failure continued through all phases of the modified operations.

On December 17, 2015, the Chief Inspector of Mines for the Province of British Columbia released his report on the Mount Polley Breach. The report concluded, as had the Independent Expert Engineering and Investigation Review Panel report released on January 30, 2015, that the root cause of the Mount Polley Breach was associated with an engineering design that had not properly characterized the strength of a clay (glaciolacustrine) unit in the native soil foundation.

In 2016, the Company initiated legal proceedings for the recovery of losses related to the TSF foundation failure and resulting breach.

MPMC received regulatory approvals on June 23, 2016 authorizing the return to full operations at the mine, including use of the repaired TSF. The current authorized mine plan includes mining of the Phase 4 Cariboo-Springer pit over a period of approximately five years.

Imperial Metals Corporation | 2016 Annual Information Form

Work required in the abatement of the release of pollution to the environment was substantially completed in early 2015. In 2016, rehabilitation of the terrestrial and aquatic zones progressed, informed by an ongoing detailed site investigation, risk assessments and environmental monitoring. This work will be ongoing and in cooperation with the regulatory authorities, First Nations and the local communities.

Huckleberry Mine

Huckleberry mine operations during 2014 were interrupted, for the period February 26 to April 6, due to the failure of the semi-autogenous grinding (“SAG”) mill bull gear. The mill was able to continue operations, with the damaged bull gear set to rotate in the opposite direction, until the replacement part was installed in December.

In 2015, HML implemented cost control initiatives to reduce costs and optimize production in response to the low copper price. Significant efforts to reduce mine operating costs were made, however the realized savings were not sufficient to offset the decline of the copper price.

As a result, on January 6, 2016 HML suspended pit operations at the Huckleberry mine. Stockpiled ore continued to be processed until the end of August 2016, at which time the mine was placed on care and maintenance pending a sustained increase in the price of copper.

In 2017, mine management will focus on site maintenance, mine permit compliance, updating the life of mine plan, and exploration to define the existing resource and further evaluate the Whiting Creek prospect (located to the north of mine operations).

Financings

In June 2013, Imperial entered into an unsecured $75 million line of credit facility with Edco Capital Corporation (“Edco”), a company controlled by N. Murray Edwards (“Edwards”), which was available for drawdown until September 30, 2013 and bearing interest of 7% per annum. The line of credit was repayable the earlier of the completion of a debt financing or October 1, 2014. A commitment fee of $375,000 was paid in respect of the line of credit. The line of credit facility with Edco was increased from a maximum of $75 million to $130 million in August 2013, with a commitment fee of $275,000 paid in respect of the increase.

In September 2013, the maturity date of the Company’s $150 million bank credit facility was extended from September 30, 2013 to December 31, 2013. Additionally, the maturity date of the $130 million unsecured line of credit facility with Edco was extended from October 1, 2014 to January 1, 2015. On November 7, 2013 the line of credit with Edco was increased from $130 million to $200 million and a commitment fee of $350,000 was paid in respect of the increase.

In December 2013, Imperial amended certain terms of its credit facilities to provide additional time to arrange senior financing for the Red Chris project. The Company agreed with its banker to remove the maturity date on its $150 million demand loan facility, which was previously December 31, 2013. In addition, the final drawdown date of the Company’s $200 million unsecured line of credit with Edco was extended to January 31, 2014.

In January 2014, a line of credit facility with Edco was increased from a maximum of $200 million to a maximum of $225 million. A commitment fee of $125,000 was paid in respect of the increase in the line of credit. In February 2014 the line of credit was increased to a maximum of $250 million, and a further $125,000 commitment fee was paid.

In March 2014, Imperial completed an offering of US$325 million 7% unsecured Senior Notes maturing on March 15, 2019. Concurrently with the closing of the Notes offering, the Company entered into a five year senior secured credit facility with a syndicate of lenders providing for a $200 million revolving credit facility consisting of two tranches: a $50 million revolving working capital tranche for general corporate purposes and a $150 million revolving construction tranche to fund Red Chris project expenditures. The Company used a portion of the net proceeds of the Notes offering and borrowings under the senior credit facility to repay the outstanding amounts under its $250 million unsecured line of credit with Edco and its revolving demand loan agreement with a commercial lender. In addition, the Company entered into a five year $75 million junior unsecured loan facility with Edco, bearing interest payable at 10% per annum on amounts borrowed under the facility, which facility is available to fund project cost overruns associated with the Red Chris project, backstop the payment of certain third party reimbursement obligations relating to the Iskut extension, and for general corporate purposes. In connection with this facility, Edco received a $750,000 commitment fee and warrants to acquire 750,000 of the Company’s shares at $20 per share.

Imperial Metals Corporation | 2016 Annual Information Form

In September 2014, the Company closed a non-brokered private placement of $115 million face value of 6% 6-year senior unsecured convertible debentures.. The proceeds from the sale of the convertible debentures were used to provide additional financing to complete and commission the Red Chris mine, fund costs of remediating the effects of the Mount Polley Breach, and to fund ongoing operations. Edco and The Fairholme Partnership, LP (“Fairholme”) each purchased $40 million, or 34.8%, of the convertible debentures under the offering. Subject to adjustment, each $12 face value of a convertible debenture is convertible into one common share of Imperial upon at least 61 days advance notice. The convertible debentures are not callable unless the closing price of Imperial’s common shares exceeds 125% of the conversion price for at least 30 consecutive days. Interest will be payable semi-annually, with the first payment due on June 30, 2015. At the option of the Company, subject to the separate approval of the Toronto Stock Exchange and compliance with all applicable securities laws, such interest may be paid through the issuance of additional convertible debentures or Imperial’s common shares.

In January 2015, the Company completed a new $50 million revolving second lien secured credit facility with the Bank of Montreal maturing on April 1, 2017. The terms and conditions of the credit facility are modelled after the $200 million senior secured credit facility completed by the Company on March 12, 2014, adjusted to reflect the second lien. Edco guaranteed the credit facility, in consideration for which Edco received an annual fee of 2% of the loan amount payable monthly. The credit facility was intended to provide additional liquidity for the commissioning and startup of the Red Chris Mine and for general working capital purposes.

In May 2015, the Company entered into a $30 million short term facility to provide interim funding for the Company while it completed three financings aggregating gross proceeds of $80 million: (1) a rights offering (“Rights Offering”) to raise $44 million backstopped by the Company’s two largest shareholders; (2) a private placement of common shares (“Common Share Private Placement”) to raise $6 million; and (3) a private placement of convertible debentures (“Convertible Debenture Private Placement”) to raise $30 million (collectively the “Financings”).

Under the Common Share Private Placement, on August 11, 2015 the Company issued on a non-brokered private placement basis, an aggregate of 714,286 common shares of the Company at a price of $8.40 per common share to raise $6 million in gross proceeds.

Pursuant to the Rights Offering which closed on August 20, 2015, the Company issued a total of 5,500,797 common shares at a price of $8 per common share for gross proceeds of $44 million. Right-holders subscribed to 3,846,820 common shares under basic subscription privileges and 1,653,977 common shares under additional subscription privileges, resulting in a fully subscribed Rights Offering. As a result of the Rights Offering completed in August 2015 the conversion price of the convertible debentures issued in 2014 was reduced from $12.00 to $11.91 per common share.

The non-brokered Convertible Debenture Private Placement closed on August 24, 2015 for gross proceeds of $30 million. Each $12 of principal amount is convertible into one common share of the Company upon at least 61 days advance notice. The convertible debentures are not callable unless the closing price of the Company’s common shares exceeds 125% of the conversion price for at least 30 consecutive days. Interest at 6% per annum will be payable semi-annually, with the first payment due on June 30, 2016. The convertible debentures mature on August 25, 2021. Up to 2,500,000 common shares are expected to be issued if all the convertible debentures issued pursuant to the convertible debenture private placement were converted into common shares of the Company.

The proceeds from the Financing were used to provide additional liquidity to the Company as it ramped up production at the Red Chris mine, continued to work towards a restart of full operations at the Mount Polley mine, for general working capital, and to repay the $30 million short term loan facility.

Edwards and Fairholme (together, the “Guarantors”) committed to backstopping the Financings. In exchange for backstopping the Financings, the Company paid the Guarantors a fee of 3% of the gross proceeds of the Financings, excluding proceeds from (i) the exercise of rights pursuant to the Rights Offering issued in respect of common shares owned or over which the Guarantors or their affiliates have control and (ii) the sale of common shares and convertible debentures the Guarantors or their affiliates had committed to purchase pursuant to the Common Share Private Placement and the Convertible Debenture Private Placement. For further information, refer to section entitled Interest of Management & Others in Material Transactions.

Imperial Metals Corporation | 2016 Annual Information Form

In May 2016, Imperial extended the maturity date of the senior secured revolving credit facility from October 1, 2016 to March 15, 2018 and amended certain terms and conditions, including financial covenants. The amount of the facility did not change and remained at $200 million. Concurrently, the Company extended the maturity date of the second lien secured revolving credit facility from April 1, 2017 to August 15, 2018 and amended certain terms and conditions, including financial covenants. The amount for this facility did not change and remained at $50 million. Effective January 1, 2016 the financial covenants under both facilities were amended to reflect the impact of reduced commodity prices. The interest rate charged under the amended senior credit facility will fluctuate with the financial leverage of the Company. The interest rate in the prior agreement was not linked to the Company’s financial leverage. There was no change in the interest rate charged under the amended second lien credit facility however the guarantee fee paid to a related party for guaranteeing this facility was amended to fluctuate with the financial leverage of the Company on the same basis as the interest rate will fluctuate under the amended senior credit facility. The guarantee fee was previously a fixed rate and not linked to the Company’s financial leverage.

On December 30, 2016 Imperial closed a $65 million private placement of common shares. The Company issued 11,818,182 common shares at a price of $5.50 per share for gross proceeds of $65 million. Edwards and Fairholme purchased $30 million (5,454,545 common shares) and $13.1 million (2,379,093 common shares) of the financing, respectively. In addition, a director of the Company purchased $1.5 million (272,727 common shares) of the financing. The Company intends to use the proceeds of the financing to improve its working capital and for general corporate purposes.

Subsequent to the 2016 year end, in February 2017 the Company amended certain financial covenants under the senior secured revolving credit facility for the March 31, June 30, and September 30, 2017 reporting periods.

The financial covenants for these periods have been revised as follows:

•	a minimum EBITDA test to replace the fixed charge coverage ratio
•	an increase to the maximum total debt to EBITDA ratio
•	an increase to the maximum secured debt to EBITDA ratio
•	a reduction to the minimum liquidity test for the period April 1, 2017 to December 1, 2017

The interest rate charged under the senior secured revolving credit facility varies with the Company’s financial leverage. A new interest rate bracket has been added to reflect the revised maximum leverage.

Subsequent to December 31, 2016

The Company announced that it has entered into a Letter of Intent to sell its interest in the Sterling gold mine property and related assets. The closing is the subject to completion of a formal agreement, board and regulatory approvals, completion of due diligence and conventional conditions for such a transaction.

Outlook for 2017

Looking to the future at Red Chris, engineering studies have been initiated to determine the optimum path to develop the deep resource below the current designed pit. Based on the preliminary studies, it appears the best method will be a block cave that will include the deep resource below both the East and Main zones.

The requisite review process, following MPMC’s submission of the permit application for discharge of treated water via a pipeline and diffuser system deep into Quesnel Lake, is nearing completion. This permit will provide the site, which has a positive water balance, with a solution enabling the discharge of excess site water.

The underground drill results at Mount Polley’s Martel zone have been promising, and we are optimistic an economic underground mine plan can be developed and integrated into future mine plans. This would have a positive impact on overall mine operations by providing higher-grade feed to the mill.

South Springer is another area with the potential to significantly increase the mineral resource. The mineralization is well situated under the saddle separating the Cariboo and Springer Phase 6 pits, which presents an ideal location for additional low stripping ratio reserves, and should drilling extend mineralization extend to this area. At the end of 2017, the configuration of the Cariboo pit will provide an excellent platform to conduct an exploration drilling program to follow up on the drilling conducted in 2012.

HML has initiated preliminary mine planning to develop a longer mine life by converting part of the large resource into reserves is being conducted. As a result of this work, an exploration drilling program in the southwest quadrant of the Main zone has been recommended.

Imperial Metals Corporation | 2016 Annual Information Form

RED CHRIS MINE

Current Technical Report

The Technical Report on the Red Chris Copper-Gold Project dated February 14, 2012, was amended & restated on September 30, 2015 (2012 Red Chris Report).

Description, Location & Access

The Red Chris property and mine are owned by RCDC. The property is located in northwest British Columbia, 18 km southeast of Iskut, 80 km south of Dease Lake, and 12 km east of Highway 37. Road access to the property from Highway 37 via a 23 km gravel road, providing all-weather access to the site and a year-round working season. Power is accessed via a 16 km 287 kV power line from the Tatogga substation .

The Town of Smithers and the City of Terrace are the closest supply centres. Commercial aircraft service the Dease Lake airport located 118 km north by road from the mine site along Highway 37. Stewart is the nearest port with ship loading facilities, a distance of 320 km (by road) from the Red Chris property.

The Red Chris mine employs approximately 372 hourly, salaried and contract personnel. The mine operates as a fly-in/fly-out site with the majority of employees on a two week rotation. Chartered aircraft fly employees to the Dease Lake airstrip from where they are transported by bus to the mine site.

The Red Chris property is comprised of the Red Chris Main claim group and the Red Chris South group, and consists of 77 mineral tenures that cover a total area of 23,142 ha. All mineral tenures are issued in accordance with the Mineral Tenure Act of British Columbia and are 100% owned by RCDC. The Red Chris Main claim group consists of 50 mineral tenures covering 17,046 ha, five of which are 30 year mining leases valid until June 20, 2042 that cover 5,141 ha in addition to 45 mineral claims (43 valid until October 31, 2021, one to April 8, 2017 and one good to July 18, 2017) encompassing 11,905 ha.

The five mining leases and 31 mineral claims at the property are subject to a net smelter return royalty held by the Tahltan Central Government. Annual advance royalty payments commenced in October 2016 but will be deducted from the production royalty payments when they are initiated. All or portions of four of the mining leases and 19 mineral claims are also subject to a 1.0% net smelter return royalty held by Glencore Canada Corporation. A right of first refusal is retained by RCDC on any disposition of the net smelter royalty by Glencore.

The Red Chris South claim group is comprised of 27 mineral tenures (26 valid until November 11, 2022 and one to March 12, 2022) covering 6,097 ha. It is subject to a 1.5% net smelter return royalty held by Canada Carbon Inc., however the royalty may be reduced to 0.5% by payment to Canada Carbon Inc. of $1 million.

Imperial Metals Corporation | 2016 Annual Information Form

N
W
E
S
To Dease Lake
ISKUT
Stewart-Cassiar Highway
Highway 37
Eddontenajon Lake
Ealue Lake Road
Ealue Lake
Rail Grade (trackless)
Klappan River
RED CHRIS PROPERTY
Mill Site
Red Chris Access Road
Tatogga Lake
Kluea Lake
RED CHRIS SOUTH
Todagin Lake
Todagin Creek
Kinaskan Lake
Tsatia Creek
0 3 6 12 Kilometres
*Revised March 2017

Imperial Metals Corporation | 2016 Annual Information Form

440000
450000
460000
6410000
6400000
6390000
6380000
Iskut
EDDONTENAJON LAKE
Highway 37
TATOGGA LAKE
Red Chris Access Rd
EALUE LAKE
KLAPPAN RIVER
KLUEA LAKE
TODAGIN LAKE
660623
503405
503424
503412
503406
394682
503427
503416
503422
503415
503408
503418
503403
519709
323341
M.L. 999365
330902
503400
503426
330901
330900
M.L. 999364
M.L. 999363
M.L. 999382
831148
1045410
330898
541623
226826
226825
226824
541657
541439
M.L. 999362
226823
226822
541721
541438
541621
226844
226845
306685
1018391
541652
541437
538600
541365
541353
541358
588392
667303
667223
838224
667306
824762
668064
667824
667243
667307
667263
824662
668063
668045
667244
667308
824682
824742
667803
667804
668024
824822
824842
668044
824722
824782
668043
824802
Imperial Metals
MINERAL TENURES
RED CHRIS PROPERTY
Liard Mining Division, British Columbia
Red Chris Claims
Red Chris South Claims
Red Chris Mining Lease
0
2,000
4,000
8,000
Metres
Date: July 21, 2016
Scale: As Shown
FIGURE
Drawn By: MJD
UTM Zone 9, NAD83

Imperial Metals Corporation | 2016 Annual Information Form

Permitting & Environment Management

All phases of mining and reclamation are authorized and/or regulated by the Province of British Columbia and the Federal Government of Canada. Mine operations are primarily authorized and regulated under the British Columbia Environmental Management Act (“EMA”) and the Mines Act, both as administered by ministries of the Province of British Columbia. Mine operations and supplementary activities are also authorized and/or regulated under legislation such as the British Columbia Water Act (“Water Act”) and that implemented by the Ministry of Forest, Lands and Natural Resource Operations (“MFLNRO”). A summary of existing Red Chris mine permits under these regulations is provided below.

Red Chris Mine Permits

Ministry	Authorization	Purpose	Permit #	Date Issued	Comment
MEM	Permit Approving Mining & Reclamation Program	Mining activities	M-240	May 2012	amended 2016 to construct South Reclaim Dam & South Dam
MoE	Effluent Discharge Permit	Tailings impoundment area, north reclaim dam & sediment pond discharges	105017	September 2013	amended 2016 to operate South Dam
MoE	Waste Water Discharge Permit	Waste water under the municipal wastewater regulation	106004	August 2012	operation of camp and office facilities
MoE	Air Discharge Permit	Incinerator & controlled open burning & fugitive dust	106668	June 2013	amended 2014 for operating infrastructure
MFLNRO	Road Use Permit	Mine access road	S25481	June 2012	construction & maintenance of roads & bridges

In late 2015 and through 2016, the Red Chris mine applied to amend the EMA Permit 105017 and Mines Act Permit M-240 to authorize construction and operation of the South Reclaim Dam and South Dam for the Tailings Impoundment Area (“TIA”). Red Chris received two federal authorizations in May 2016 to allow both construction of the South Dam, as well as the installation of a bridge on Highway 37 at Snapper Creek:

•	Schedule 2 Amendment under the federal Fisheries Act (“Fisheries Act”), and
•	Department of Fisheries and Oceans Canada – Fisheries Act Authorization.

The bridge at Snapper Creek creates fish habitat by removal of culverts that were access barriers to fish. This habitat creation is compensation for the construction of South Dam in an area that had been frequented by Rainbow Trout.

Construction of both dams began mid 2016. The Mines Act M-240 Permit amendment approving South Dam operation was issued February 2017.

Red Chris amended the BC Environmental Assessment Certificate (“EAC”) in 2016 to accommodate design changes to the South Dam recommended by the Engineer of Record after extensive hydrogeology and geotechnical investigations. The design changes included an upstream geomembrane liner, sand and gravel construction and downstream buttress. This EAC process aligned with the regulatory permitting through the Mine Development Review Committee.

Environmental monitoring programs at the Red Chris mine continue as required under authorizations from the Ministry of Environment (“MoE”) and the Ministry of Energy and Mines (“MEM”). Such programs include monitoring of surface water (streams, lakes, diversions), groundwater, seepage and hydrometric data. Red Chris is committed to the future reclamation of the site and has been stockpiling soil recovered from the plant site, mine, rock disposal site and tailings impoundment area.

The Red Chris Monitoring Committee (“RCMC”) is a requirement of the Mines Act Permit. The RCMC is chaired by representatives from Red Chris and Tahltan Nation. The committee includes members from the MoE, MEM and the MFLNRO.

Imperial Metals Corporation | 2016 Annual Information Form

In conjunction to the RCMC, the Environmental Oversight Committee (“EOC”) has been established under the Red Chris Impact Benefit and Co-Management Agreement.  The EOC is a forum for dialogue between the RCDC, Tahltan Central Government and Tahltan Nation representatives, and the committee’s terms of reference lay out environmental management mechanisms for the committee relating to;

•	the Environmental Management System,
•	the Project’s environmental compliance, monitoring and performance,
•	all Project related environmental information and recommendations concerning environmental matters ,
•	Federal and Provincial Permit applications, and
•	environmental monitoring programs.

History

The first recorded exploration on the property now known as Red Chris, was in 1956 when Conwest Exploration Limited examined copper showings on the Todagin plateau. In 1968 Great Plains Development Co. of Canada staked the Chris and Money claims and subsequently completed geological, geochemical and geophysical surveys. In 1970 Silver Standard Mines Ltd. staked the Red and Sus claims to the north and east of the Chris claim group, and followed up in 1971 with mapping, soil surveys and trenching. In 1973 Ecstall Mining Limited (which later became Texasgulf Canada Limited) optioned the Silver Standard claims and drilled 14 percussion holes, intersecting low grade copper mineralization. In 1974 Texasgulf acquired an option on 60% of the combined Red and Chris groups of claims, and initiated a major program from 1974-1976 comprising 67 diamond drill holes and 30 percussion holes. From 1978 to 1980 Texasgulf drilled 7 holes and completed property-wide geological, geochemical and geophysical surveys, resulting in the delineation of the Red stock and within it the Main and East zones of quartz-stockwork hosted mineralization.

No exploration was conducted from 1981 to 1994.

In 1994 a series of corporate takeovers and reorganizations resulted in the ownership of the property divided amongst Falconbridge (60%), Norcen Energy (20%), and Teck Corporation (20%). American Bullion Minerals Ltd. (ABML) acquired an 80% interest in early 1994, with Teck Corporation retaining their 20%. In 1994 and 1995, ABML completed mineral claim staking, comprehensive geochemical and geophysical surveys, and diamond drilling totaling 58,187 m over 170 holes. Significant near-surface copper-gold mineralization was also discovered in the Gully and Far West zones.

In 2003 Red Chris was under the control of bcMetals Corporation (“bcMetals”). bcMetals drilled 49 holes over 16,591 m and updated the measured, indicated, and inferred resources early in 2004 (ref: 43-101 Technical Report on the Red Chris Copper-Gold Project, filed by bcMetals December 16, 2004). Subsequent infill drilling of 25 holes over 6,927 m resulted in the re-modelling of the Main and East zones as a single unit, incorporated into the feasibility study completed by AMEC Americas Ltd. Exploration in 2006 consisted of 14 drill holes (4,679 m) over the reserve and in the Gully zone, and additional drilling required under the terms of a joint venture agreement between bcMetals and Global International Jiangxi Copper Company Ltd., which had previously been announced for the development of Red Chris.

In mid-2006 Imperial launched a takeover bid for bcMetals. Imperial’s successful acquisition of bcMetals was completed in April 2007 at a cost of $68.6 million, which was funded from cash on hand and a $40 million short term loan facility.

Historical exploration at Red Chris by previous operators focused on establishing open-pit mineable reserves above a depth of approximately 400 m. Following the acquisition of Red Chris in 2007, the Company’s strategy was to explore for mineral potential below the planned pit for longer term mine planning.

The first hole (RC07-335) drilled in the East zone revealed the vertical extent and strength of the system, intersecting 1.01% copper, 1.26 g/t gold and 3.92 g/t silver over its entire 1,024 m vertical length, and ending in strong mineralization. Deep drilling continued in relatively small programs in 2008 (3 holes; 2,220 m) and 2009 (9 holes; 11,528 m) while camp and road infrastructure were upgraded, and geophysical surveys could be done. The latter included a Titan-24 deep imaging IP-MT survey, resulting in high-quality resistivity and chargeability imaging of the subsurface. A property-wide aeromagnetic survey was completed in 2009. Field crews conducted extensive proton ground magnetometer surveys over the Titan cut-line grid and throughout the Todagin plateau. No meaningful anomalies emerged, and significant mineralization appears to be restricted to the Red stock. Geological mapping and prospecting led to some important map revisions, as did a program of low-impact overburden drilling, which completed 138 short holes on the poorly exposed Todagin plateau.

Imperial Metals Corporation | 2016 Annual Information Form

A program of deep diamond drilling to over 1,500 m depth over the projected open-pit footprint intensified in 2010 (47 holes; 52,811 m) and was completed in 2011 (9 holes; 11,650 m), resulting in much refinement of the block model. Deep drilling was also initiated in the Gully zone, intersecting long intervals of mineralization, with improving grade with depth.

An important aspect of the exploration team’s strategy was to use detailed core logging, petrography, and multi-element geochemistry to determine the porphyry sequence and hydrothermal evolution, and hence a geologic model for the deposit. Thus, the main controls on copper-gold grade patterns in the East and Main zones are provisionally understood, and are providing a working template for future exploration, which will include further testing of the Gully and Far West zones. Another area to examine further is the East Ridge, a fault-offset segment of the Red stock 1 km east of the planned pit, where two holes were drilled in late 2011 to test for a possible transported section of East zone mineralization; results were inconclusive.

Exploration in 2012 was limited to infill drilling early in the year over the projected open-pit before finalizing the reserve calculation in the 2012 Red Chris Report, and drilling two more holes in the Gully zone. Exploration was suspended in May 2012 to allow for mine construction. Mapping and rock sampling was conducted in 2013 over the corridor of claims acquired by RCDC to cover the H37P Transmission Line between Bob Quinn and Tatogga, which was completed in November 2014. No copper-gold anomalies were found.

No significant exploration has been conducted at the Red Chris property since May 2012.

Geological Setting, Mineralization & Deposit Types

Red Chris is a porphyry copper deposit in the northern Intermontane Belt of the Canadian Cordillera. It is situated in the accreted geological terrane of Stikinia, which is dominated by island arc volcanic, sedimentary, and plutonic rocks of the Middle to Late Triassic Stuhini Group, and the Early to Middle Jurassic Hazelton Group. Stikinia hosts many important mineral deposits in the region, several of which are in the process of mine development or are at an advanced exploration stage.

Red Chris is in the Iskut district, on the northern edge of the Skeena Mountains. Most of the property is situated on the Todagin Upland plateau. The Red Chris deposit on the southern edge of the plateau is hosted by the Red stock, which was emplaced about 204 million years ago (Late Triassic) into deformed Stuhini Group sedimentary and volcanic rocks. Lower Hazelton Group volcanic and subvolcanic rocks, possibly comagmatic with the Red stock, dominate the western part of the Todagin plateau, unconformably overlying tilted Stuhini Group. Erosion during the Early Jurassic was followed by deposition of mainly sedimentary upper Hazelton Group rocks, and the succeeding Bowser Lake Group in the Middle Jurassic; these units originally covered the partly eroded Red stock and Stuhini Group, but they are now preserved only along the southern margin of the plateau due to southeastward tilting in the Late Cretaceous.

The Red stock is an ENE-elongate intrusion up to 8 km long by 1.5 km wide at surface. It is a composite intrusion, consisting of a series of porphyries beginning with leucodiorite, which forms the bulk of the stock. This was intruded in the centre by quartz monzonite porphyries, which were coincident with potassic alteration and quartz vein-hosted copper-gold mineralization. Finally, late- to post-mineralization monzonite dikes were intruded. The current Red Chris reserve, where open pit mining is ongoing, is divided into the East zone and the Main zone. The East zone is centered on a cupola of quartz monzonite, from where copper-gold quartz veins emanate for several hundred metres upwards and outwards into leucodiorite wallrock. The Main zone, about 650 m to the west within the open pit, is a subordinate but lower grade sub-centre. Several hundred metres below the surface, the East and Main zones merge into a contiguous body of mineralization. At surface, combined East zone and Main zone mineralization extends about 2,000 m along the stock’s east-northeast axis; in width, it ranges from at least 100 m in the East zone to 650 m in the Main zone. The depth of significant mineralization is over 1,200 m in the East zone and about 1,000 m in the centre of the Main Zone. A further 1.5 km to the west of the open pit are the Gully and Far West exploration zones. The Gully zone footprint is approximately 400-500 m across, east-west. The Far West zone has a smaller footprint and has seen less drilling than the other zones.

Imperial Metals Corporation | 2016 Annual Information Form

Mineralization, especially below the planned open pit, consists of thin wavy or thicker planar quartz veins containing chalcopyrite, bornite and magnetite; these minerals are also disseminated outside the veins. In the upper part of the deposit, where the present open pit reserve lies, the bornite-rich mineralization was overprinted by sericite and clay alteration and associated sulfidation; here, chalcopyrite and pyrite are the dominant sulfides, with bornite content restricted to the core of the East zone. Gold occurs as microscopic inclusions in the copper sulfides. Molybdenite occurs locally in quartz veins, especially deeper and outside the high-grade core. The East and Main zones have been affected by syn-to post-mineralization faulting, indicated mainly by offsets in the sulfide mineral zonation.

Red Chris is a porphyry copper deposit, as are most of the copper producing mines in the world. Porphyry copper deposits are generally categorized by the chemical composition of their host rocks, and by the metals of economic interest. In the Red stock, there is a general evolution from calc-alkalic to alkalic composition; the mineralization is characterized by its copper-gold signature, with only minor molybdenum. These features are consistent with the high-potassium calc-alkalic type of porphyry copper deposits, which includes several world-class deposits such as Bingham (Utah). The nature of the quartz-vein hosted mineralization, its correlation with copper-gold grade, and its close association with a particular porphyry phase (quartz monzonite), all support further classification of Red Chris as an ‘A vein’ type of deposit. These factors form the basis of the conceptual model for Red Chris, and will guide further exploration of the Red stock and the property.

Sampling, Analysis & Data Verification

Drill core is delivered directly from the drill to the core shack where geological and geotechnical logging is done. Sample intervals are marked at 2.5 m (maximum) intervals starting from zero, or less if required by important geological contacts. Sample tags are filled out and inserted into the core box by a geologist. Quality assurance/quality control (“QA/QC”) is maintained throughout this process with placement of one standard, one duplicate and one blank sample within every batch of 20 samples, at irregular positions. The marked and tagged core is photographed and then cut axially with a rock saw (or unusually with a hydraulic splitter). One half of the cut core is placed in a clear poly-ore bag with a sample tag and zap-strapped. The other half remains in the core box for storage on site in sturdy wooden racks. Samples for analysis are put into rice sacks and zap-strapped with uniquely numbered ties for added security, ready for collection and shipment by truck either to Acme Analytical Laboratories Ltd. (Smithers or Vancouver) or to the Mount Polley laboratory, depending on the type of analysis required.

Geotechnical or rock quality designation data collected includes core recovery, fracture counts, and core strength, with special attention paid to fault features. Magnetic susceptibility is measured over every sample interval. Geological data is recorded into a customized computer database program which serves also to track all analyses as they come in, and can be integrated with other computer software for comprehensive deposit modelling. The core recovery experienced by RCDC at Red Chris is close to 100% and the sample quality is considered to be excellent. The sampling is not expected to result in any biases and is expected to be representative of the areas drilled.

Mineral Resource Estimate

The AMEC Americas Ltd. Feasibility Study Report prepared for bcMetals in 2005, was used to guide development of the project within the Provincial and Federal Approval framework. The 2012 Red Chris Report, an update of the 2005 Feasibility Study, indicated an after tax internal rate of return of 15.7% at metal prices of US$2.20/lb copper and US$900/oz gold, and a capital cost of $443 million, using the mining envelope, mining rate and metal recovery estimates used in the 2005 Feasibility Study.

Total Red Chris Mineral Resource
[Effective Date: February 2, 2012; Amended & Restated Report September 30, 2015]

The original resource estimate published on February 14, 2012 was constrained by a series of Copper Equivalent grade shells, within a wire frame digital solid constructed around the three mineralized deposit domains. The resource was amended and restated in September of 2015 with the re-release of the 2012 Red Chris Report. The amended and restated Resource is based on a combination of an Open Pit and Block Cave constrained Resource used to demonstrate “reasonable prospects of economic extraction” as referred to in Instrument NI 43-101. The 2012 Technical Report also includes a full description of the exploration drilling data used, modeling and estimation method, and the sampling, assaying and QA/QC procedures.

Resource estimates provided in the following Red Chris 2012 tables are as of February 2, 2012 (pre-start up) and do not take into account any mining since start-up of operations at Red Chris.

Imperial Metals Corporation | 2016 Annual Information Form

Red Chris 2012 Total Open Pit/Block Cave Resource Estimate
	Ore	Mill Head	Insitu Grades
Material	Millions	Value	Copper Equiv.	Copper	Gold	Silver
Class	Tonnes	$/tonne	(%)	(%)	(g/t)	(g/t)
MEASURED	830.7	$25.13	0.57	0.36	0.36	1.17
INDICATED	203.0	$18.55	0.47	0.30	0.29	1.01
M&I	1,034.7	$23.84	0.56	0.35	0.35	1.14
INFERRED	787.1	$18.65	0.48	0.29	0.32	1.04

Open Pit Mineral Resource

[Effective Date: February 2, 2012; Amended & Restated Report September 30, 2015]

The open pit part of the Resource was defined utilizing MineSight’s Computer Software Lerch-Grossman pit optimization routine. MineSight’s computer programs and the Lerch-Grossman algorithm are acknowledged within the mining industry as creditable tools for this purpose. Key pit specific inputs into the Lerch-Grossman program were:

•	Pit slope angle = 42 degrees - which is the average pit slope of the currently approved pit.
•	Mining costs of $ 1.872 per tonne for the 1470 elevation (starting) bench.
•	An additional cost of $.052 per tonne was added to for each 15 metre bench below the 1470 elevation for increased haulage costs.
•	Ore Mining Costs of $ 1.787 per tonne for the 1470 elevation bench.
•	An additional cost of $.044 per tonne was added to for each 15 metre bench below the 1470 (starting) elevation for increased haulage costs.
•	No capital costs were included for replacement or additional mine equipment fleet purchases.
•	A portion of the East side of the pit was constrained by approximately 100 m to preserve the current crusher installation.

Red Chris 2012 Upper Resource Estimate from Open Pit
		*Cut-Off	Ore	*Mill Head	Insitu Grades
Material	Material	Mill Head	Millions	Value	**Copper	Copper	Gold	Silver
Class	Type	Value ($)	Tonnes	$/tonne	Equivalent (%)	(%)	(g/t)	(g/t)
Measured	Stockpile	$0.00	6.0	$0.95	0.15	0.11	0.07	0.48
	Mill Feed	$1.50	676.4	$19.10	0.48	0.32	0.27	1.04
		Sub-total>	682.4	$18.94	0.48	0.31	0.27	1.04
Indicated	Stockpile	$0.00	0.8	$0.93	0.15	0.11	0.07	0.46
	Mill Feed	$1.50	164.7	$14.91	0.42	0.27	0.24	0.91
		Sub-total>	165.5	$14.84	0.41	0.27	0.24	0.90
Inferred	Stockpile	$0.00	20.1	$0.65	0.16	0.08	0.14	1.06
	Mill Feed	$1.50	377.2	$14.23	0.41	0.25	0.26	0.92
		Sub-total>	397.3	$13.54	0.40	0.24	0.26	0.93
MEASURED			682.4	$18.94	0.48	0.31	0.27	1.04
INDICATED			165.5	$14.84	0.41	0.27	0.24	0.90
M&I			847.9	$18.14	0.47	0.31	0.27	1.01
INFERRED			397.3	$13.54	0.40	0.24	0.26	0.93
	Barren Rock		2,407.3
	Over Burden		121.0
	Strip ratio		2.0

Imperial Metals Corporation | 2016 Annual Information Form

Underground Mineral Resource
[Effective Date: February 2, 2012; Amended & Restated Report September 30, 2015]

The vertical orientation of the Red Chris Deposit, coupled with its very large size makes the Deep Red Chris Mineralization attractive to mining by underground block caving methods. The Underground Mineral Resource includes three blocks economically favorable to underground mining by block caving. The three blocks are clipped to the bottom of the open pit discussed above. The key mining parameters used to define those underground mineral resource blocks which have a reasonable prospect of economic extraction are:

•	All-in mine development capital cost of $ 7.94 per tonne.
•	Operating cost of $8.96 per tonne.

Therefore the targeted mineralization was required to have:

•	Mill Head Value greater than $16.90 per tonne for the chosen block cave volumes.
•	Mill Head Value greater than $8.96 per tonne operating cut-off grade at the draw points.
•	Average Mill Head Value of all Block Cave Measured & Indicated tonnes is $49.86/t, and Block Cave Inferred tonnes is $23.85/t.

Red Chris 2012 Lower Resource Estimate from Block Cave Including Planed Dilution
		Cut-Off		Ore	*Mill Head		Insitu Grades
Material		Mill Head		Millions	Value		**Copper	Copper	Gold	Silver
Class	Material Type	Value ($)		Tonnes	$/tonne		Equivalent (%)	(%)	(g/t)	(g/t)
Measured	Mineralized Dilution		$0.00	2.9		$6.83	0.28	0.17	0.17	0.82
	Draw Point Cut Off		$8.96	20.6		$13.60	0.40	0.25	0.25	1.10
	Targeted Ore		$16.90	124.8		$61.33	1.12	0.61	0.85	1.91
			Sub-total	148.4		$53.62	1.00	0.55	0.75	1.78
Indicated	Mineralized Dilution		$0.00	0.6		$7.50	0.29	0.19	0.17	0.84
	Draw Point Cut Off		$8.96	7.3		$13.94	0.41	0.25	0.26	1.17
	Targeted Ore		$16.90	29.6		$40.73	0.83	0.48	0.57	1.59
			Sub-total	37.5		$34.98	0.74	0.43	0.50	1.50
Inferred	Dilution	-$	6.40	64.6	-$	4.81	0.04	0.02	0.03	0.22
	Mineralized Dilution		$0.00	18.7		$6.15	0.27	0.16	0.17	0.73
	Draw Point Cut Off		$8.96	63.2		$13.38	0.40	0.25	0.25	0.98
	Targeted Ore		$16.90	243.4		$35.52	0.76	0.45	0.52	1.47
			Sub-total	389.8		$23.85	0.56	0.33	0.38	1.15
MEASURED				148.4		$53.62	1.00	0.55	0.75	1.78
INDICATED				37.5		$34.98	0.74	0.43	0.50	1.50
M&I				185.8		$49.86	0.95	0.53	0.70	1.72
INFERRED				389.8		$23.85	0.56	0.33	0.38	1.15

*Mill Head Value is a calculation of the value of material mined, in CDN dollars per metric tonne, once it reaches the Crusher Pocket. This includes all downstream costs from the crusher forward, including: Milling / Concentrate handling and transportation / Treatment and refining / Royalties / Sustaining capital / Administration and head office overhead costs. Large capital costs associated with expansions, such as mining fleet additions, or replacements are not included. See table 17.24 in the Technical report available on this site for metal recovery formulas, costs and parameters used to calculate this value.

**Copper Equivalent % = [Copper Grade (%) + (0.60415 * Gold Grade (g/t))]; based copper/ gold price ratio at Copper - $3.50 /lb, Gold $1,450/oz.

Greg Gillstrom, P.Eng, Senior Geological Engineer, Imperial Metals Corporation, designated the Qualified Person as defined under NI 43-101 for the reserve/resource estimates.

Imperial Metals Corporation | 2016 Annual Information Form

Mining and Mineral Processing

The Red Chris mine is a 30,000 t/d open pit conventional milling operation with mining rates of approximately 100,000 t/d. The mining fleet includes an Atlas Copco 351 Pit Viper rotary drill, a P&H 2800 electric shovel, a Hitachi 3600 diesel hydraulic shovel, a Komatsu PC2000 diesel hydraulic excavator, and a Caterpillar 994 wheel loader, ten Caterpillar 793 haul trucks, three Caterpillar 777 haul trucks, and associated support equipment. Other mining fleet equipment includes 178 mm DTH drills, 10 m3 wheel loader and 40 tonne capacity articulated trucks.

Mining currently is occurring in the Phase 3 pushback and the Phase 4 pushbacks, both of which are located in the Main zone portion of the ore body. Pits are mined using 12 m high benches and combinations of single and double benching at various slope angles. Run-of-mine barren rock from the open pit is placed north of the East zone in a rock disposal site where topography allows any runoff to be collected and directed to the processing plant for use and treatment, prior to reporting to the TIA. Low grade material is stockpiled just to the north of the primary crusher for easy reclaim and processing later in the mine life. Ore from the open pit and stockpiles is delivered to a 1.4 m x 2.0 m gyratory crusher for crushing to a nominal 150 mm product size. This material is conveyed over a 1.2 m x 2.4 km overland conveyor to be held in a 120,000 tonne capacity stockpile before being reclaimed through a tunnel to the plant.

Plant design is based on a standard porphyry copper flow sheet employing SAG and ball milling, flotation, regrinding, thickening and filtering to produce a copper concentrate at a moisture content of 8% for export. The grinding circuit includes a 10.4 m x 4.7 m SAG mill feeding one 7.3 m x 12.8 m ball mill providing a primary grind of approximately 80% passing 150 microns. Coarse rejects from the SAG mill are crushed in a 600 kW pebble crusher. Ball mill product feeds a bank of five 200 m³ rougher flotation cells followed by a 200 m3 scavenger/sulphide tank cell. The cleaning circuit includes one 183 m3 and one 61 m3 cleaner flotation columns and a bank of five 100 m³ cleaner scavenger flotation cells. Cyclone underflow is fed to a 2,200 kW primary regrind ball mill and a 1,120 kW secondary regrind vertical mill to provide a grind of approximately 80% passing 24 microns. The primary and regrind product sizes were determined by the AMEC Americas Ltd. feasibility study to provide the optimum conditions for copper recovery and concentrate grade. Concentrate is thickened and filtered, and then loaded on trucks of nominal 50 tonne capacity for hauling to the Port of Stewart, for subsequent shipment to Asian smelters.

Mill tailings are gravity fed; rougher or non-acid generating (“NAG”) tailings to the NAG trench and cleaner scavenger or potentially acid generating (“PAG”) tailings to the PAG trench. Both tailing streams then flow by gravity in separate HDPE DR11 pipelines; NAG in a 26” pipeline and PAG in a 14” pipeline to the tailings impoundment area located 5 km downstream from the mill. Both tailings lines are equipped with choke stations to reduce tailings line wear during the 400 m elevation drop to the TIA.

The TIA is located in a valley to the northeast of the processing plant and consists of a North and South dam. In 2016, construction was completed on the North Dam to elevation 1122.5 masl, including the downstream buttress. Permits for the construction of the South Dam were received in August of 2016 and construction to the 1122.5 masl elevation was completed on this structure, including the installation of a geomembrane liner in November 2016. The Temporary Saddle Dam elevation was also increased to 1120 masl to accommodate storage capacity pending the approval to operate the South Dam. The TIA construction schedule in 2017 projects an increase in both the North and South Dams.

Imperial Metals Corporation | 2016 Annual Information Form

Annual Production, Production Forecast & Mine Life

In 2016, mining activities were focused in the Main and East zones, with the bulk of the mill feed coming from the Main zone with higher grade East zone ores being blended with the Main zone ores. The 2016 year to date average grade was 0.507% copper and 0.309 g/t gold.

Year Ended December 31	2016	2015*
Ore milled - tonnes	9,651,738	8,171,879
Ore milled per calendar day - tonnes	26,371	25,698
Grade % - copper	0.507	0.477
Grade g/t - gold	0.309	0.261
Recovery % - copper	77.52	68.1
Recovery % - gold	49.04	37.9
Copper - lbs	83,614,330	58,485,922
Gold - oz	47,088	25,949
Silver - oz	190,624	95,232

*production from February 17 to December 31, 2015

Red Chris 2017 production target is 85-92 M lbs copper and 40-45,000 oz gold. Production will be weighted to the second half of the year as grades are expected to be slightly under 0.4% copper for the first six months compared to slightly over 0.5% copper for the second half of 2017.

The current mine life for Red Chris based on the 2012 Red Chris Report is to 2043.

MOUNT POLLEY MINE

Technical Report

The 2016 Mount Polley Report was filed May 20, 2016 and provides a mineral resource as January 1, 2016.

Description, Location & Access

The Mount Polley mine is an open pit copper-gold mine which commenced operations in 1997. The mine site is located in south-central British Columbia, eight km southwest of Likely and 56 km northeast of Williams Lake. The property lies near the eastern edge of the Fraser Plateau physiographic sub-division, which is characterized by rolling topography and moderate relief. Elevations range from 920 m at Polley Lake to 1,266 m at the summit of Mount Polley.

The Mount Polley property consists of 52 mineral tenures covering 19,601 ha and comprises seven mining leases (valid to August 22, 2026, September 29, 2034, December 19, 2035, September 21, 2037, January 9, 2038, and November 28, 2021) totaling 2,007 ha and 45 mineral claims (41 valid until November 1, 2020, one valid to January 31, 2018, two valid until March 15, 2017, and one valid until April 7, 2017) encompassing 17,594 ha. All mineral tenures are issued in accordance with the Mineral Tenure Act of British Columbia and are owned by MPMC.

Mining lease 933970 is subject to a production royalty held by BRZ Mex Holdings Ltd. of $2.50 per tonne on the first 400,000 tonnes of ore mined and milled and $1.25 per tonne on any additional ore mined and milled, a rate that may be reduced to $0.62 per tonne by payment of $1,000,000. No production was undertaken from mining lease 933970 in 2016 nor is any planned in 2017.

Road access from Williams Lake (the main urban centre for supplies) to the Mount Polley property is 15 km southeast on Highway 97 to 150 Mile House, 76 km north on Likely Road past Morehead Lake, and then 14 km south on the unpaved Bootjack Forest Access Road, branching off to the mine site at 8.5 km. Other forestry and mining roads afford good access to much of the property. Travel time from Williams Lake is approximately 75 minutes. Mine personnel live off-site and commute from Williams Lake and smaller communities in the region. The mine is connected to the BC Hydro power grid. Mining and milling operations proceed year round.

Imperial Metals Corporation | 2016 Annual Information Form

N
S
W
E
Quesnel River
Cariboo River
LIKELY
Spanish Lake
Morehead Lake
Mine Access Rd
Likely Road
Mill Site
Bootjack Lake
Polley Lake
Quesnel Lake
MOUNT POLLEY PROPERTY
Big Lake
HORSEFLY
To Williams Lake
0
2.5
5
10
Kilometres
*Revised March 2017

Imperial Metals Corporation | 2016 Annual Information Form

590000
600000
5830000
5820000
5810000
N
S
E
W
Likely
Likely Highway
MPMC10
502017
MPMC11
502067
MPMC12
502095
MPMC13
502162
MPMC14
MPMC15
502212
502239
MPMC9
501942
MPMC55
1033775
MOREHEAD2
514049
MOOREHEAD
514037
514047
1030305
PM13
207244
MPMC8 (501888)
M.L.
573346
M.L. 573346
M.L.
933976
D.L. 11559
D.L. 11560
M.L. 586385
Mining Lease
No. 410495
Mining Lease
No. 345731
M.L. 933988
Mining
Lease
No. 524088
PM5
206450
Mount Polley Mill Site
D.L. 13207
MPMC2
501143
MPMC1
501124
MPMC3
501182
514044
B.C. Hydro
Right-of-Way
POL2
411010
CB16
204475
MPMC51
502054
GAVIN
514040
MPMC5
501423
MPMC4
501337
514039
PM9
206798
PM10
206799
MPMC49
501972
MPMC41
501479
MPMC40
501385
MPMC42
501594
MPMC53
1023237
MPMC50
501997
MPMC52
502071
MPMC43
501657
MPMC56
1043326
MPMC48
501937
MPMC45 (501800)
MPMC44
501761
MPMC47
501910
MPMC46
501872
Little Lake
Morehead Lake
Polley Lake
Bootjack Lake
Bootjack Creek
Jacobie Lake
Trio Lake
Quesnel Lake
Hazeltine Creek
Edney Creek
Gavin Lake
Shiko Lake
Imperial Metals
MOUNT POLLEY PROPERTY
Property Map
Mount Polley Mining Leases
Mount Polley Claims
Mount Polley Surface Rights
0
1,500
3,000
6,000
Metres
Date: January 2016 (rev. March 2017)
Scale: As Shown
Drawn By: MD
UTM Zone 10, NAD 83

Imperial Metals Corporation | 2016 Annual Information Form

Permitting & Environmental Management

All phases of mining and reclamation are authorized and/or regulated by the Province of British Columbia and the Federal Government of Canada. Mine operations are primarily authorized and regulated under the EMA and the Mines Act, both as administered by ministries of the Province of British Columbia. Mine operations and supplementary activities are also authorized and/or regulated under legislation such as the Water Act and that implemented by the MFLNRO. A summary of existing Mount Polley mine permits under these regulations is provided below.

Mount Polley Mine Permits

Ministry	Authorization	Purpose	Permit #	Date Issued	Comment
MEM	Permit Approving Mining and Reclamation Program	Mining activities	M-200	August 1995	many amendments; most recent 2016
MoE	Effluent Discharge Permit	Effluent discharge for tailings and site contact water	11678	May 1997	many amendments; most recent 2016
MoE	Conditional Water License	use of water for dust suppression and industrial processes.	111741	December 1996
MoE	Conditional Water License	diversion of water from Polley Lake for use in processing	101763	December 1996	amended 1997, 2002
MoE	Waste Discharge Permit	Landfill	14590	March 1997	amended 2007
MoE	Waste Generator Registration	Special Waste Regulation	01559	July 1997	amended 2012
MoE	Effluent Discharge (Biosolids) Permit	Store and apply biosolids for use in reclamation	15968	December 1999	amended 2007, 2014
MoE	Air Discharge Permit	air contaminants from mill and crusher	15087	August 1997	amended 2007
MFLNRO	Road Use Permit	Mine access	01-5654-96	June 1996	Morehead – Bootjack FSR
MFLNRO	Conditional Water License	Storage of water in Polley Lake	C132360	August 2015	for rehabilitation purposes below Polley Lake

Federal regulation of the activities at the Mount Polley mine is primarily through the Fisheries Act, which aims to protect fish habitat by prohibiting the entry of deleterious substances into fish-bearing waters, as well as the disruption or disturbance of fish habitat without the necessary approvals. Protection of fish habitat also includes the Metal Mining Effluent Regulations (annexed under the Fisheries Act) which regulate deposition of mining effluent into fish-bearing waters.

The Mount Polley Breach resulted in the release of tailings and TSF supernatant into the adjacent environment. As a result, MPMC has been issued a Pollution Abatement Order pursuant to the EMA and an Order pursuant to the Water Act (the “Orders”). Both Orders set out a number of requirements for environmental investigation and remediation of the affected area. MPMC is carrying out the requirements of these Orders. In doing so, MPMC is working with local First Nations and with the applicable government agencies to ensure that it complies with the Orders. Investigation of the Mount Polley Breach by Fisheries and Oceans Canada, Environment Canada, and the BC Conservation Officer Service is ongoing.

Imperial Metals Corporation | 2016 Annual Information Form

Environmental monitoring programs at the Mount Polley mine continue as required under authorizations from the MoE and the MEM. Such programs include monitoring of groundwater, surface water (streams, lakes, and mine contact water collection sites), weather, and hydrological conditions. MPMC submits an annual Environmental and Reclamation Report to the MoE and MEM. That report outlines all current and planned mining and reclamation activities, as well as environmental monitoring activities and results.

MPMC is committed to the progressive reclamation of disturbed areas during the mine-life cycle, and has been actively completing such work since 2009. Reclamation work in 2016 was limited, as efforts were focused on remediation and rehabilitation activities in the areas affected by the Mount Polley Breach. For on-site reclamation in 2016, the following work was completed: till/soil placement on 2.89 ha; seeding of 2.89 ha; and tree/shrub planting on 16.92 ha. The total area reclaimed to date is 79.93 ha.

MPMC is actively engaged in research projects with academic partners to refine site reclamation and closure methods, as well as to contribute to improving industry best practices. In 2016, MPMC completed a second three-year term of partnership with Genome BC. The major component completed under this partnership, the Anaerobic Biological Reactor (“ABR”), continued operation in 2014, but was put into care and maintenance on account of the Mount Polley Breach, and has since been decommissioned as part of the buttressing works around the TSF. The ABR was a fully contained passive water treatment pilot project that was developed in conjunction with Genome BC and a research group consisting of mining industry partners and the University of British Columbia (“UBC”). Additionally, at the time of the Mount Polley Breach, MPMC was in the first year of a partnership with Thompson Rivers University (“TRU”) to develop a wetland passive treatment research project at the ABR outflow. After the Mount Polley Breach, MPMC and TRU leveraged existing grants from the Natural Sciences and Engineering Research Council of Canada (“NSERC”) and non-profit, national research organization, Mitacs, to obtain additional funding from Genome BC and Genome Canada in order to adapt the research project and use metagenomics to study passive remediation of disturbed areas and tailings material downstream of the Mount Polley Breach.

The initial phase of this project will be completed in 2017, although longer-term research potential exists using the baseline data that were collected and the bio-augmentation plots that were installed. In 2016, a new partnership was initiated with UBC, with support from NSERC, to support Mount Polley Breach rehabilitation works. Specifically, research is being conducted into methods for rehabilitating soil biological communities in order to improve nutrient cycling and build soil, with the objective of improving revegetation success.

History

Ownership history and early exploration of the Mount Polley property is provided in the 43-101 Technical Report for Mount Polley Mine Feasibility Study filed August 5, 2004 on sedar.com. This report contains information on the period from Mount Polley’s formal discovery in 1964, through to the formation of MPMC and subsequent mine construction in 1996. Mount Polley mine operated from 1997 through to the fall of 2001, at which time operations were suspended, and the mine placed on care and maintenance, due to the sustained period of low commodity prices. At that time, the originally designed Cariboo pit had been exhausted, while the Bell pit was in process of being mined.

In late 2003 following discovery of the high grade Northeast zone, exploration resumed at Mount Polley and preparations for the restart of mining and milling began. In 2004 Imperial conducted a new feasibility study which incorporated mining of the newly discovered Wight pit in the northeast, as well as the Springer and Bell pits. In March 2005, mining began in the new Wight pit (Northeast zone) and resumed in the Bell pit. In subsequent years, drilling exploration was carried out in a number of other areas focused on expanding or deepening known deposits or testing new targets revealed by trenching, mapping and sampling programs, or by geophysical anomalies. As a result, significant copper-gold resources were delineated in the Southeast zone (mined 2008-2010), the Pond zone (mined 2009-2010), the C2 zone (now incorporated in the Cariboo zone), the WX zone, and the Boundary zone. Mining was completed in the Bell pit in 2008 and in the Wight pit in 2009. Mining in the Springer zone, which contains the majority of the remaining reserves at Mount Polley, began in 2008. Deep drilling since late 2003 resulted in a substantial increase in Springer resources. Under the current mine plan, the final pit will encompass the Springer, WX and Cariboo zones.

The first underground exploration development at Mount Polley began in 2010 in the deep Boundary zone. Underground fan diamond drilling or percussion blasthole drilling continued intermittently until August 2014Underground mining was ongoing throughout 2016. Substantial resources also exist in the deep Northeast zone beneath the Wight pit, which are accessible by extending the existing underground workings, and are the target of 2016-2017 exploration activity.

Imperial Metals Corporation | 2016 Annual Information Form

Mine operations were suspended on August 4, 2014 following the Mount Polley Breach. Rehabilitation work was immediately initiated at the TSF and affected areas downstream.

An Independent Expert Engineering and Investigation Review Panel, commissioned by MEM, investigated the Mount Polley Breach and released its report on January 30, 2015. The report concluded that the breach was sudden and without warning, and was due to the fact that the independent engineering firms retained by MPMC to design the TSF did not take into account the strength of the glaciolacustrine layer approximately 8 m below the foundation of the embankment in the area of the breach.

On December 17, 2015, the Chief Inspector of Mines for the Province of British Columbia released his report on the Mount Polley Breach. The report concluded, as had the Independent Expert Engineering and Investigation Review Panel report, that the root cause of the Mount Polley Breach was associated with an engineering design that had not properly characterized the strength of a clay (glaciolacustrine) unit in the native soil foundation.

On July 5, 2015 MPMC received regulatory approvals authorizing restart of mine operations under a modified operating plan. With the TSF not authorized for continued mill process tailings deposition at the time, the modified operating plan included use of the Springer pit for tailings deposition. Mine operations resumed on August 5, 2015, with mill processing on a one-week-on/one-week-off schedule, and ore feed sourced from the Cariboo pit and the Boundary zone underground operation. In late November 2015, due to the complexity of operating the mill under winter conditions and considering weakened commodity prices, the mill transitioned into operating on a continuous basis.

On June 23, 2016 MPMC received regulatory approvals authorizing the mine to return to full operations and for use of the repaired TSF. The current authorized mine plan includes mining of the Phase 4 Cariboo-Springer pit over a period of approximately five years. Rehabilitation work at the TSF and areas affected by the Mount Polley Breach continues through all phases of operations.

Historic production from all zones at Mount Polley since start-up in 1997 through December 31, 2016 is approximately 555 M lbs copper and 843 thousand oz gold from about 103 MT mill throughput. At December 31, 2016 a total of 2,754 exploration holes (surface and underground combined) have been drilled.

Geological Setting, Mineralization & Deposit Types

Mount Polley is an alkalic porphyry copper-gold deposit. It lies in the tectono-stratigraphic Quesnel terrane or Quesnellia, which is characterized by a Middle Triassic to Early Jurassic assemblage of volcanic, sedimentary and plutonic rocks which formed in an island arc tectonic setting outboard of the ancestral North American continental margin. Quesnellia hosts several major porphyry copper deposits such as Highland Valley, Copper Mountain, Afton-Ajax, and Mount Milligan, all generated by early Mesozoic, calc-alkalic or alkalic arc magmatism.

In the Mount Polley region, the Triassic arc rocks are assigned to the Nicola Group and comprise alkalic basaltic to andesitic volcanics and sedimentary rocks, which are intruded by sub-volcanic stocks; all are overlain by post-Nicola, Early Jurassic clastic rocks. Mount Polley itself is a complex of alkalic intermediate porphyritic intrusions and related magmatic-hydrothermal breccias. It was emplaced into the Nicola Group in the Late Triassic around 205 million years ago. The intrusive complex is about 6 km long (north-northwest) and 3 km wide, lying between Polley Lake in the east and Bootjack Lake in the west. The intrusions range from diorite (oldest) to monzonite (youngest), and are marginally undersaturated in silica. The Mount Polley Intrusive Complex is in the centre of the Mount Polley property; the remainder of the property is underlain mainly by Nicola Group volcanics and post-Nicola conglomerate, and small intrusions in which no economic mineralization has been found to date.

Mineralization in the Mount Polley Intrusive Complex (“MPIC”) is primarily hosted by irregular zones of hydrothermal breccia, which are closely related to the porphyry intrusions and were formed by magmatic devolatization processes. Mineralization and brecciation were accompanied by potassic, albite and magnetite alteration, with lesser calc-potassic alteration; the MPIC is bounded on most sides by propylitic country rocks. As in many alkalic porphyry systems, there is no single or simple zoned mineralization pattern, but instead a number of copper-gold zones of various size, shape and grade characteristics, distributed around the MPIC from the far north to the south. There is no clear structural control on the location of these mineralized breccia zones, although the greatest continuity and the bulk of the past and present resources occur in the centre of the MPIC (eg. Springer, Cariboo, Bell zones) between two pre-mineral diorite intrusions. Dimensions of mineralized breccias in the MPIC range up to many hundred metres in length and width, such as in the Springer zone. Elsewhere, smaller zones (generally less than 100 m across) may form mineable zones if grades and other factors are favourable. Post-mineral faulting probably did not disrupt the continuity of mineralized zones very significantly, except in the Northeast zone where deeper mineralization was offset along a fault a few hundred metres laterally, and dropped vertically slightly.

Imperial Metals Corporation | 2016 Annual Information Form

In the deposits, the degree of brecciation and associated hydrothermal alteration is usually a reliable guide as to grade. There is relatively little post-mineralization dike dilution. Chalcopyrite is the dominant copper mineral, typically accompanied by pyrite; bornite is relatively uncommon in the centre of the MPIC. Here, copper sulfides occur as disseminations or veins and fracture coatings in brecciated intrusion, or they are disseminated in the matrix of breccias, in both cases precipitated along with alteration minerals. Mineralization has been traced by deep drilling in the Springer zone to a depth of around 900 m (from pre-mining surface).

In the north of the MPIC are much higher grade orebodies, namely the Northeast (mined in the Wight pit, 2005-2009) and Boundary zones, where copper grades can reach several percent per tonne. Chalcopyrite and significant bornite form coarse-grained infill in breccias, and intense vein and microvein stockworks. As in the zones in the centre of the MPIC, gold and silver occur mainly as microscopic inclusions in the copper sulfides and in pyrite.

Exploration has always proceeded alongside mining at Mount Polley, leading to the expansion and deepening of known deposits, or to the discovery of new zones, or raising the status or resource category of marginal prospects, potentially towards feasibility for profitable mining. Geological and geotechnical logging of drill core is integrated with down-hole assay data and used with 3-D software for computation of the resource block model and mine design. In addition, exploration and research since the restart of operations in 2004-2005 have considerably advanced understanding of geology, structure and deposit genesis at Mount Polley, improving interpretation of mineralization geometry and the design of drill programs. New underground development is followed where appropriate by wall mapping and rib sampling to further characterize the mineralization, fill gaps in the resource model, and help guide stope design.

Airborne and ground magnetic signature is regarded as the most important geophysical tool for identifying new mineralization, although tellingly it was not effective in the Northeast zone, possibly delaying discovery of that high-grade but magnetite-poor orebody until 2003. An 11-line Titan-24 deep Induced Polarization-Magnetotelluric survey was completed by Quantec Geoscience Ltd. in fall 2009 to potentially locate blind sulfide targets and guide exploration drilling where appropriate. Outlying parts of the Mount Polley property, away from the mine site, have been explored by geological mapping, sampling and trenching and by soil surveys over intrusive bodies, with no significant results to date. Mineral potential remains most promising within the MPIC itself, or possibly buried beneath the unconformity with cover rocks (conglomerate, breccia) immediately to its north.

Exploration

In the spring of 2016, there was a 1,829 m diamond drilling program in the Cariboo and WX zones to assist in mine planning. In the Cariboo pit, 6 holes (total 819 m) were drilled to better define mineralization in the bottom of the pit to improve the block model. In the WX zone, south of the Springer, some tonnage was mined in 2016 but the bulk of the reserve is intact. Five holes (total 1,010 m) were drilled in the WX, particularly to test the depth extent of the mineralization and how it might contribute to the final pit design.

Exploration of the Northeast zone resumed in 2016, with an underground drilling program, commencing in early December, to further delineate the mineralization called the Martel zone, located about 400 m east of the Boundary zone and below the Wight pit. Wide spaced drilling from surface, mainly in 2004, defined a measured and indicated below-pit resource of approximately 6.27 MT grading about 1.12% copper, 0.40 g/t gold and 7.38 g/t silver.  The objective of the new drilling is to define a high-grade portion within the Martel zone for future underground mining. Access for the underground drilling is by a ramp and drift driven in 2016, to within about 100 m of the Martel zone. Four holes (1,421 m) were completed before yearend 2016 and the remainder of the 6,000 m program was completed early in 2017. The drill program was designed to delineate the Martel breccia zone and test the sparsely drilled, high-grade Green zone located on the east side of the Martel zone.

Sampling, Analysis & Data Verification

Most of the early drill core from 1966 to 1980 was lost due to vandalism. All core samples from 1981 onwards were collected in wooden core boxes at the drill. The average core size was NQ2, but HQ diameter drill core has become more common with deep drilling in recent years. Each core box holds approximately 4 m of core. Presently, Mount Polley drill core is sampled in its entirety, in most cases. The usual sample length is 1.0-2.5 m. The standard maximum length of a 2.5 m sample may be broken into smaller intervals where required by significant changes in geology, faults, or mineralization intensity. The core is first logged geotechnically and geologically and photographed, then sample lengths are cut axially with a rock saw. One half of the core is sent for analysis and the other half stored on the property in covered core racks for future reference as a geological record, or for any necessary test work later. The core library and core logging facility are located on the mine site near the administration building, securely inside the mine perimeter. Pulps and rejects are stored in the same facility.

Imperial Metals Corporation | 2016 Annual Information Form

All drill core from recent programs (post-1980) was assayed for gold, total copper, and iron while non-sulphide copper, silver and ICP analyses were completed on core from certain areas of the property where the additional data was considered to be important. Much of the pre-1980 core was assayed only for total copper. Over the life of the mine, exploration samples have been assayed at a number of British Columbia labs. Since 2006 approximately 80% of core samples were analyzed by the on-site mine laboratory, and the remainder were analyzed by Acme Analytical Laboratories Ltd., Vancouver. The industry standard methodology of using standards, duplicates and blank samples was applied in all recent drilling programs for QA/QC purposes.

Mineral Reserve & Mineral Resource Estimates

Mineral Reserve and Mineral Resource estimates were updated effective January 1, 2016 and are provided in the 2016 Mount Polley Report dated May 26, 2016. Stated Mineral Reserves and Mineral Resources have not been updated to account for mining undertaken during 2016. Mineral Resources are inclusive of Mineral Reserves.

Mount Polley Mineral Reserves at January 1, 2016
		Grade			Contained Metal
Zone/Pit	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper lbs	Gold oz	Silver oz	Stripping Ratio
Springer	45,000,000	0.292	0.252	0.572	293,000,000	368,000	836,000	2.27
Cariboo	17,100,000	0.211	0.293	0.280	79,000,000	161,000	154,000	1.84
WX	10,100,000	0.248	0.442	0.552	55,000,000	144,000	179,000	4.79
Boundary OP	600,000	0.639	0.572	4.353	8,000,000	11,000	84,000	8.67
Boundary UG	313,000	1.248	0.819	7.708	9,000,000	8000	78,000	n/a
Total Reserve	73,613,000	0.274	0.293	0.562	444,000,000	692,000	1,331,000	2.57

Mount Polley Mineral Resources at January 1, 2016
		Grade			Contained Metal
	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper lbs	Gold oz	Silver oz
Measured	138,255,000	0.282	0.276	0.722	859,000,000	1,226,000	3,211,000
Indicated	109,077,000	0.246	0.245	0.597	591,000,000	861,000	2,095,000
Total Measured /Indicated	247,332,000	0.266	0.262	0.667	1,450,000,000	2,087,000	5,306,000
Total Inferred	14,033,000	0.161	0.170	0.347	50,000,000	77,000	157,000

The 2016 Mineral Reserve estimate includes open pit mining of the Springer, Boundary, Cariboo, and WX Zones, and underground mining of the Boundary zone. The Mineral Reserve estimate was calculated using a detailed mine schedule based upon open pit and underground mine designs created using the following metal price assumptions: US$3.00/lb copper, US$1,200/oz gold and a $0.75 US/CDN exchange rate. The Mineral Reserve for the Boundary underground was generated using detailed stope designs. Mining of the Boundary underground Mineral Reserve was substantially completed in 2016. Ore cut-off grades were calculated using a mill head value (“MHV”) calculation which is similar to a net-smelter return calculation with unit site operating costs included to provide an estimation of ore value after all costs except direct mining costs. For open pit mining, a $1/t MHV cut-off is employed, while underground plans typically target a $40-50 MHV cut-off.

The 2016 Mineral Resource estimate includes both open pit and underground Mineral Resources. All Mineral Resources were calculated using the following metal price assumptions: US$3.50/lb copper, US$1,400/oz gold and a $0.80 US/CDN exchange rate. Open Pit Mineral Resources were calculated using a Lerchs-Grossman algorithm to define the largest incrementally profitable pit pushback using the stated metal price assumptions and current pit wall angles. This pushback was restricted from encroaching within 100 m of the mill facility. Open Pit Mineral Reserves are contained within this Open Pit Mineral Resource shape, with ore cut-offs utilizing a $1/t MHV cutoff using Mineral Resource metal prices. Underground Mineral Resources were calculating by applying a MHV cutoff of either $30 or $40 per tonne depending on zone and potential mining costs. A manual removal of isolated or small areas of modelled mineralization was also undertaken to ensure that the Underground Mineral Resource has reasonable prospects for economic extraction.

Imperial Metals Corporation | 2016 Annual Information Form

Ryan Brown, P.Eng., Senior Engineer, Imperial Metals is the Qualified Person for the Mineral Reserve and Mineral Resource statements, as defined by NI 43-101. Refer to the 2016 Mount Polley Report for detailed information.

Mining and Mineral Processing

In the Mount Polley Mine mill, run-of-mine ore from the open pits and underground is hauled to the crusher. The crusher has three stages of crushing involving five crushers, twenty conveyors and four sets of screens. Ore is dumped by rock trucks into the feed pocket of the primary gyratory crusher, and is then crushed in three stages to produce a product for the grinding circuit. Pebbles obtained from the triple deck screen in the crushing plant are used as grinding media in the pebble mills.

Periodically, the crusher also used for the production of aggregates used in tailings construction and other tasks.

The grinding circuit consists of two parallel rod mill/ball mill circuits and a pebble mill circuit. Crusher product is first split between two rod mills where water is added to form slurries. The rod mill discharge is pumped to the primary hydrocyclones that classify the particles by size. The larger particles flow to feed the ball mills while the fine particles report to two flash flotation cells. The ball and pebble mills are in “closed circuit”, meaning that the discharge is pumped to the classifying units (primary hydrocyclones) and the particles will not pass to the next grinding stage until they are fine enough to feed through the flash flotation cells. The flash flotation product can report directly to the concentrate circuit or to regrind for further upgrading.

The flotation circuit separates the valuable minerals from the rest of the crushed rock~~s~~. With the addition of reagents, the valuable minerals, mostly in the form of sulphides, are separated by floatation and are collected and upgraded to produce a concentrate. Initial separation is completed in a rougher/scavenger circuit, where the remaining minerals are discarded as tailings (which flow by gravity to the TSF). Rougher concentrate is reground in a regrind mill and further upgraded in a cleaner circuit to produce the final concentrate product. Cleaner tailings are recycled to the scavenger circuit.

The concentrate from the flotation circuit is dewatered in two stages: the thickener settles particles and decants water so that the settled particles form a sludge by sedimentation and have a reduced water content of roughly 25%-30%; pressure filtration further reduces water content to approximately 8%. The water removed is utilized as process water. The filtered concentrate is stored in the load-out building and loaded onto 40-tonne trucks for shipping. Tailings materials generated by mill operations are piped via gravity to the TSF.

Annual Production, Production Forecast & Mine Life

On June 23, 2016, following six months of operating at approximately 80% capacity (since November 2015), MPMC received required authorizations to return to normalized operations using the repaired and buttressed TSF.

Years Ended December 31	2016	2015(1)	2014(2)
Ore milled - tonnes	6,684,824	1,781,799	4,548,182
Ore milled per calendar day - tonnes	18,265	11,958	21,056
Grade % - copper	0.247	0.293	0.321
Grade g/t - gold	0.310	0.368	0.260
Recovery % - copper	69.66	69.6	76.0
Recovery % - gold	69.78	72.1	68.1
Copper – lbs	25,338,857	8,007,328	24,489,725
Gold - oz	46,444	15,190	25,901
Silver – oz	90,125	25,911	74,770

(1) production from August 5 to December 31, 2015

(2) production from January 1 to August 4, 2014

Production targets for 2017 are 26-29 M lbs copper and 55-60,000 oz gold. All 2017 production is expected to come from open pit operations.

The current mine life for Mount Polley based on the 2016 Mount Polley Report is to 2026.

Imperial Metals Corporation | 2016 Annual Information Form

HUCKLEBERRY MINE

Technical Report

The 2016 Huckleberry Report dated November 22, 2011 is the current technical report, providing information on the Main Zone Optimization Plan (“MZO”).

Description, Location & Access

HML is owner and operator of the Huckleberry open pit copper mine located 88 km west-southwest of Houston, in central British Columbia. Imperial, through its wholly owned subsidiary HML Mining Inc., has a 50% interest in HML, and a consortium formed by Mitsubishi Materials Corporation, Furukawa Co. and Dowa Mining Co. Ltd., hold the other 50% interest.

The Huckleberry property lies on the southern flank of Huckleberry Mountain, the highest point at 1,542 m and north of Tahtsa Reach, the lowest point at 860 m on the Nechako Reservoir. The deposits have an average surface elevation of 1,036 m.

The main Huckleberry property covers 18,920 ha and consists of two mining leases having terms to June 25, 2027 and April 26, 2022 respectively and totaling 2,422 ha and 38 mineral claims (one valid until May 18, 2017; 28 valid until August 23, 2017; one valid until December 14,2017; five valid until August 23, 2018; two valid until September 19, 2018 and one valid to December 14, 2018) encompassing 16,498 ha. Huckleberry also holds the contiguous Whiting Creek property located eight km north of the mine, which consists of six minerals claims covering 5,467 ha, (one being good to September 29, 2017, one valid to November 25 2017, one valid to September 19, 2018 and three being valid until July 17, 2021).

Access to the property is along 121 km of gravel forest service roads and a private access road. A 138 kV power line supplies hydro power to the site. The District of Houston is 307 km west of Prince George, 411 km east of Prince Rupert and served by Highway 16 and the Canadian National Railway. Mining and milling operations proceed year round. However, in August 2016 the Huckleberry mine was placed on care and maintenance (ref: page 32).

Imperial Metals Corporation | 2016 Annual Information Form

Permitting & Environmental Management

Huckleberry operates under Mines Act Permit M-203, which was amended in 2011 when the MZO plan was accepted by the MEM. Water quality is monitored per requirements outlined by the MoE, PE-14483, and Environment Canada. Site water discharge to Tahtsa Reach is primarily through 2 permitted discharge points (Tahtsa Reach Outflow and SC-4) with discharge criteria outlined in Huckleberry's discharge permits.

History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited in 1962. Granby Mining Company Ltd. optioned the property in 1972. The property remained idle until 1975 when Noranda Exploration Company Limited exercised an option. Noranda’s option was dropped, and in 1992 New Canamin Resources Ltd. optioned the property from Kennecott Canada. In May 1994 Kennecott elected not to exercise its re-acquisition rights and New Canamin became sole owner of this property.

In July 1995 Princeton Mining Corporation acquired all the shares of New Canamin. A strategic alliance with Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. (the “Japan Group”) was established to assist in financing the project. A feasibility study was commissioned by Princeton, and completed by H.A. Simons in August 1995. In June 1996 the Japan Group purchased a 40% equity position in HML and entered into an agreement to provide US$60 million in project loan financing based on the site's positive feasibility. Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. also entered into a long term contract for the purchase of all copper concentrates from the Huckleberry mine. The British Columbia Government provided financial assistance in the form of a $15 million loan to HML for infrastructure including roads and power lines.

An additional $4.5 million of equity was injected into the project by Princeton and the Japan Group in November 1997. Marubeni Corporation provided a US$10 million loan to HML for working capital purposes. With financing in place the construction of the mine commenced in June 1996. The total cost to construct, install and commission the facilities was approximately $142 million. This included direct field costs of executing the Huckleberry project, plus the indirect costs associated with design, construction and commissioning. The Huckleberry mine started commissioning activities in September 1997 and achieved production in October 1997.

In 1998 Imperial acquired Princeton, which held a 60% interest in HML. Imperial held the 60% interest until June 1999 when 10% of HML was sold to the Japan Group. In July 1998 the major stakeholders of HML entered into an economic plan, sponsored by the British Columbia Job Protection Commission, for a period of two years from July 1998 to June 2000. All existing loans were restructured under the economic plan. During this time the copper price continued to deteriorate, and a second loan restructuring agreement was entered in March 1999. As part of the March 1999 loan restructuring agreement, a wholly owned subsidiary of Imperial provided a $2.5 million loan facility. HML repaid the $2.5 million of senior ranking debt owed to Imperial in December 2004. HML became debt free in 2006 after having repaid $120.9 million of long term debt. Since 2006 HML has declared and paid dividends totaling $45 million.

Operations were scheduled to wind down in 2007-2008 but the mine life was extended to 2014 with the development of resources in the Main Zone Extension pit (“MZX”). The 2011 Huckleberry Report detailed new reserves and the extension of the mine life to 2021 by mining an expanded Main Zone pit and MZO pit, and developing a new TSF. Construction of the TSF commenced in May 2012 and TSF embankments are raised annually as required.

In February 2014, mine operations were temporarily suspended for about one month when a tooth failed on the SAG mill bull gear. A replacement bull gear and two pinion gears for the SAG mill were installed in December 2014. There have been no issues with the SAG mill through to suspension of operations in August 2016.

In 2015, HML reviewed its mining and milling plans. Cost control initiatives were implemented to reduce costs and optimize production in response to the low copper price. Significant efforts to reduce mine operating costs were made, however the realized savings were not sufficient to offset the decline of the copper price.

On January 6, 2016, HML suspended pit operations at the Huckleberry mine. Stockpiled ore continued to be processed until the end of August 2016 when the mine was placed on care and maintenance pending a sustained increase in the price of copper.

Imperial Metals Corporation | 2016 Annual Information Form

Historical Exploration & Drilling

In 2011, HML conducted a deep Induced Polarization ground geophysics (“Titan 24”) survey. A total of four lines, averaging 2.5 km in length each at 250 m spacing were tested. Geophysics lines extended from eastern portions of the mining claim to the west, encompassing an area that includes the mined out Main Zone pit and portion of the MZX pit. A diamond drilling program designed to test the Titan 24 targets and the NAG quarry adjacent to the Main zone totaled 3,695 m. In 2012, HML followed up on the 2011 exploration drilling with additional drilling in the mine site area. Drilling was divided between deep and near-surface targets located adjacent to the MZO pit. The near-surface drilling added a significant low-grade resource to the deposit. Deep drilling tested for the extension of ore-grade material along the eastern portions of the Main zone deposit. Drilling of a coincident moderate chargeability/resistivity anomaly resulted in the discovery of the MZ Deep target, an extensive zone located at depth between the Main zone (“MZ”) and East zone (“EZ”). The correlation between this type of anomaly and copper mineralization led to an expanded Titan-24 DC-IP/MT survey, comprising 10 line km designed to build on survey data from 2011 and seek new targets.

In 2013, HML completed another diamond drilling program in the mine site area. The majority of this work was directed towards filling in gaps in historic drilling and expanding resources directly to the west, south, southwest and northeast of the planned MZO pit. Several holes were also drilled at the limits of the MZ Deep target to determine the extents of the zone and to determine its relationship to the other zones. This drilling, in conjunction with earlier drill results indicates the presence of a geological continuity of dominantly low-grade mineralization at depth between Huckleberry’s major deposits. A geochemical soil sampling program on the adjacent Huckleberry North claims was also completed in 2013.

In 2014, a limited greenfield exploration program on the Whiting Creek property was completed. Work included geological mapping, and collection of 301 soil samples. While no new soil anomalies were discovered, several major structural features and intrusive contacts were refined by the mapping.

In 2015, HML completed 3 diamond drill holes for a total of 1,194 m at the Creek zone of the Whiting Creek property, a copper-molybdenum showing. These holes were directed towards testing the deposit at depths greater than 200 m, and to test continuity between historical drill hole intercepts. Results from this drilling provided needed information on the geometry and extent of the deposit and confirmed the presence of chalcopyrite mineralization to depths of greater than 400 m below surface. Results from 2015 support the interpretation of a steeply dipping mineralized zone surrounding a weakly mineralized core of the Creek zone deposit.

Geological Setting, Mineralization & Deposit Types

The Huckleberry mine is a typical porphyry copper/molybdenum deposit. It is characterized as a calc-alkalic copper/molybdenum type mineralization. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverted-cone shaped deposits, and display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages. Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

Mineralization is similar in both the MZ and EZ deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main zone was the first zone to be discovered and was well defined by drilling. The zone was a kidney bean shape, wrapping around the east side of the porphyry stock with an arc length of 500 m, a width of 150 m, and depths of up to 300 m below surface.

Imperial Metals Corporation | 2016 Annual Information Form

Mineralization in the EZ is easterly trending and about 200-300 m wide and 900 m long. Mineralization occurs to depths of over 300 m and remains open, however, the surrounding hills and unfavourable surface topography make it unlikely the deeper resource can be mined economically (note: pit has been backfilled). Core recovery was a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 m. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on 8 m vertical bench elevations. Specific gravity determinations were performed on 340 samples taken from eight holes within the EZ deposit. An average specific gravity of 2.69 was used for both deposits.

Gold, silver and molybdenum were not modeled in the Main zone due to incomplete data sets. Instead the block grades have been determined using correlations with copper assays, which are quite strong. For the EZ, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Due to the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface was established from drill data and the position of outcrops on the north slope and was used to estimate overburden thickness.

Exploration

In 2016, a small drilling program was conducted at the Creek zone of the Whiting Creek property to meet the assessment requirement for these claims. The Whiting Creek area is located approximately 8 km from the Huckleberry processing plant. Three diamond drill holes were drilled to test the edges of the Creek zone, one of three known zones of mineralization at Whiting Creek. All three holes intersected copper mineralization with WC16-01 intersecting 70.1 m of 0.39% copper and 0.02% molybdenum from surface, WC-16-02 intersecting 222.5 m of 0.31% copper and 0.02% molybdenum both mineralized intervals starting from near surface and WC16-03 intersecting 152.4 m of 0.25% copper and 0.02% molybdenum starting at a depth of approximately 185 m. The drilling shows that the Creek zone is open to the west, and has potential to have higher grades, as the intercept in WC16-01 included a 36.6 m intercept of 0.57% copper.

In 2017, a small diamond drilling program is planned to follow up on the 2016 drill results at the Creek zone, and along the southwestern edge of the Main zone.

Sampling, Analysis & Data Verification

Since mid-2012, sampling, sample security and QA/QC procedures for samples collected and transported to the Huckleberry laboratory and independent laboratories were under supervision of Justin Schroff, P.Geo., Huckleberry Mine Geologist. For diamond drill programs undertaken between 2008 and 2012 sampling was under the supervision of Faisal Sayeed, Huckleberry Mine Geologist. Independent verification of sampling, sample security and QA/QC procedures from 2008-2012 was under the supervision of Peter Ogryzlo M.Sc., P. Geo., an independent Qualified Person and former Senior Geologist for Huckleberry.

For all exploration programs, diamond drill core was removed from the core barrel, boxed and transported to the core facility at the Huckleberry mine. After logging, the core was sampled under professional supervision. The undisturbed core was first logged with a record made of lithology, mineralization, sulphide content and structure. Estimates were made of core recovery. After geological and geotechnical logging, the core was split using a hydraulic core splitter. The approach was to send half of the core for analysis, and to retain the reject half. The first split was bagged with an identifying sample tag, and the other half was returned to the core tray for future reference. The bags were closed, and the bagged samples were taken to Huckleberry’s on-site laboratory. The split core was returned to the box, and is stored at the Huckleberry mine site. Sample widths varied slightly, but in general a 3.0 m sample was processed. Minimum sample weight was approximately 3 kg with the average weight of samples submitted for analysis being approximately 7.5 kg. Core recovery was good, and provided sufficient sample for analysis.

Sample preparation and some analysis was performed in the Huckleberry laboratory. The laboratory has been in operation since the mine opened in 1997. As it is not a certified assay laboratory, the control on the quality of analysis is provided by submission of samples on a regular basis to ALS Minerals Laboratories, North Vancouver, BC, a certified assay facility with an ISO9001:2008 certification. Further control was also provided by submission of samples from the diamond drill programs to Acme Analytical Laboratories of Vancouver, BC. Reference materials, consisting of prepared standards, blanks and duplicates were inserted into the sample stream prior to delivery to the laboratory. Reference materials were also placed in the sample stream at the laboratory. Upon receipt at the sample preparation facility at the Huckleberry mine, samples were dried, crushed, split, pulverized and delivered to the laboratory.

Imperial Metals Corporation | 2016 Annual Information Form

Analyses were performed for copper and molybdenum using an aqua regia digestion. The pulverized samples were split down to 2 g. The 2 g aliquots were attacked by an aqua regia (HCl-HNO3–H20) digestion, and analyzed for copper and molybdenum using Atomic Absorption Spectrophotometry. In the laboratory, a suite of blanks, reference materials and duplicate samples were inserted into the sample stream, at a rate of approximately one in ten analyses represents a quality control check. The results reported were within the limits of instrumental and analytical accuracy. Prior to 2004 field duplicates were collected and analyzed from two separate samples from the same core interval. Every 20th core sample was quartered, with the two quarters sent for analysis. They were used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

All sample collection, processing and analysis were done at the Huckleberry mine site. Samples sent for analysis to an outside lab were transported by a bonded carrier. Split core, coarse sample rejects and pulverized sample rejects are stored at the Huckleberry mine site for future reference. The Huckleberry mine site is not open to the general public, and as such may be considered secure. For diamond drill data collected before 2004, the database has been proofread and checked for accuracy against the original logs and assay sheets, kept on file at the Huckleberry mine. The database was constructed before the implementation of NI 43-101 and its requirements for QA/QC. However, the database has been extensively tested by the collection of tens of thousands of blasthole assays in the MZ, EZ and MZX pits. These have been reconciled against the production of millions of pounds of copper and molybdenum metal.

Mineral Reserve Estimate

The Huckleberry mineral reserve estimate was updated for the year ended December 31, 2016.

Huckleberry Mine Probable Reserves*
	Ore (tonnes)	Copper %
MZO	34,960,000	0.324

*@ cut-off grade 0.150% Copper (excluding stockpiles)

The December 31, 2016 reserve estimate was prepared under the supervision of Kent Christensen, P.Eng., General Manager, designated as the Qualified Person as defined by NI 43-101 for the estimate. The 2011 Huckleberry Report provides discussion of the key assumptions, parameters, and methods used to estimate mineral reserves and risks that could materially affect the potential development of the mineral reserves.

Mining and Mineral Processing

Huckleberry is an open pit copper/molybdenum mine. The loading equipment is a combination of a P&H 2100 electric shovel, Komatsu PC2000 and PC3000 excavators, and Caterpillar 992 loaders. The haulage fleet includes Caterpillar 777C’s, 785B’s, and 785D’s.

The Huckleberry mine began operations in September 1997, with initial mining in the EZ starter pit. Since initiation, mining has switched between the EZ and the MZ located 600 m to the west. Tailings and barren rock was placed in designated tailings facilities (“TMF-2” and “TMF-3”), as well as backfilled into completed mine pits. TMF-2 was used for tailings and PAG rock disposal in the initial years of mine development. When mining reverted back to the EZ in 2002, tailings and PAG rock were backfilled to the MZ pit area. This area is contiguous with the TMF-2 impoundment, and is retained by three dams: the TMF-2 Dam to the southwest, the East Dam to the east (between the MZ pit and the EZ pit), and the Orica Saddle Dam to the south. The TMF-2 is full to its design capacity. The TMF-3 was constructed in 2012 to store the additional tailings and barren rock.

In June 2007, a pit slope failure occurred in the north wall of the EZ pit. A causeway of rock was then constructed across the pit to create a buttress and stabilize the slope. The East Pit Plug Dam was also built at the low point along the mined-out EZ pit perimeter. Mining continued back in the Main Zone with the MZX and MZO pits, and tailings and PAG rock have been backfilled to the EZ pit impoundment. Before the current suspension of open pit mining operations, ore was being mined from the MZO pit and tailings deposited in TMF-3.

Imperial Metals Corporation | 2016 Annual Information Form

Ore from the pit is delivered to a 42”x 65” gyratory crusher and after crushing is conveyed to a stockpile. Ore from the stockpile is ground in two stages prior to flotation, firstly in a single 10,000 hp SAG mill, and secondly in two 5,000 hp ball mills. A bulk copper concentrate is floated from the ball mill product. The bulk copper concentrate is then reground in a 1,500 hp regrind mill, and then floated again to produce a final copper concentrate grading approximately 27% copper.

The concentrate is thickened and dewatered prior to shipment. A SAG pebble circuit was completed in mid-2000. This circuit consists of conveyors that transports this coarse SAG mill discharge to a pebble crusher where the materials are crushed and then returned to the SAG mill.

During 2015, HML reviewed mining and milling plans and subsequently implemented cost control initiatives to reduce costs and optimize production in response to the drop in copper prices. HML made significant efforts during 2015 to reduce Huckleberry mine operating costs however, the realized savings were not sufficient to offset the decline of the copper price.

On January 6, 2016, HML suspended pit mining operations. Stockpiles were then milled until the end of August 2016, at which time the mine was placed on care and maintenance.

Annual Production & Mine Life

Huckleberry mine operations were suspended on August 31, 2016 and the mine was placed on care and maintenance pending an increase in the price of copper. Imperial’s share of Huckleberry 2016 production was 10.2 M lbs copper and 936 oz gold.

Years Ended December 31	2016(1)(2)	2015(1)	2014(1)
Ore milled - tonnes	4,621,709	6,763,061	5,080,503
Ore milled per calendar day - tonnes	18,941	18,529	13,919
Grade % - copper	0.229	0.325	0.338
Recovery % - copper	87.62	89.25	89.89
Copper - lbs	20,438,051	43,273,334	34,017,340
Gold - oz	1,927	3,576	2,702
Silver - oz	100,425	206,781	183,221

(1) production stated 100% - Imperial’s allocation is 50%

(2) production to August 31, 2016

Based on the 2016 remaining reserves, the current mine life for the Huckleberry mine is approximately five years after resumption of mining activity.

Other Properties

Imperial has interests in various other early stage exploration properties. However, only minimum exploration work has been undertaken on all projects. Prospecting work conducted in 2016 has been successful in the discovery two new showings.

Prospecting at the L J property, located 35 km north-northeast of Revelstoke, BC, was successful in discovering the source of the zinc-lead-silver high grade boulders below the toe of a receding glacier. The sphalerite-galena-pyrite outcrop was channel sampled using a diamond saw with weighted assay results of 6.44% zinc, 5.26% lead and 3.05 g/t silver over a width of 5.3 m separated by a 10 m interval of lower grade material and another parallel interval of 5.98% zinc, 3.34% lead and 1.97 g/t silver over 5.0 m. True width of these samples is estimated to be 82% of the cut width. The mineralization coincides with 650 m surface electromagnetic anomalies which are open in both directions along strike.

At the Giant Copper property, located 40 km southeast of Hope, BC, soil sampling outlined a strong gold anomaly 250 m by 400 m in size on a previously unexplored portion of the property. A grab sample from an oxidized quartz-carbonate veined sandstone rock outcrop above the anomaly assayed 5.53 g/t gold. Follow-up sampling has been completed with additional work planned for 2017.

Imperial Metals Corporation | 2016 Annual Information Form

Capital Structure

Imperial’s Authorized Share Capital:

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors, of which 3,100,000 have been designated as “Series A First Preferred shares” (issued & outstanding–nil)

50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (issued & outstanding–nil)

An unlimited number of Common Shares without par value.

As at December 31, 2016 there were 93,586,710 common shares issued & outstanding.

Each Common Share entitles its holder to notice of all meetings of holders of Common Shares and to attend and vote at such meetings. All of the Common Shares rank equally as to participation in dividends as and when declared and in the distribution of Imperial’s remaining assets on a liquidation, dissolution or winding-up.

The directors of Imperial are authorized to issue the First Preferred shares and the Second Preferred shares in one or more series, to set the number of shares in and determine the designation of each such series and to attach such rights and restrictions to each series as they may determine.  No First Preferred shares or Second Preferred shares have been issued subject to call or assessment.  Currently, there are no pre-emptive or conversion or exchange rights attached to First Preferred shares or Second Preferred Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of the authorized share structure of Imperial are contained in the BCBCA.

Market for Securities

Imperial’s common shares are listed on The Toronto Stock Exchange and trade under symbol III.

2016	High	Low	Volume Traded
January	6.69	4.11	437,297
February	5.60	3.92	581,692
March	5.81	3.92	2,118,034
April	6.08	3.93	1,129,627
May	6.35	4.85	835,429
June	6.50	5.15	829,282
July	8.50	6.52	870,210
August	8.00	6.40	951,139
September	6.96	5.75	514,732
October	6.20	4.73	606,293
November	6.90	3.46	1,498,189
December	6.62	5.79	766,550

Imperial Metals Corporation | 2016 Annual Information Form

Ratings

Standard & Poor's (“S&P”) rating services credit ratings are on a long term rating scale that ranges from AAA to D which represents the range from highest to lowest quality of securities rated. In 2014 the initial rating for Imperial was B- which was reduced to CCC+ as a result of the Mount Polley Breach. The decline in commodity prices late that year resulted in a downgrade to the corporate credit rating to CCC and the credit rating on the senior notes to CCC- on January 27, 2016. There has been no change in rating since then however on March 3, 2017 S&P changed the outlook to Positive from Negative reflecting improved copper commodity prices and the December 2016 $65 million equity issuance which improved the Company’s liquidity. According to S&P, the CCC and CCC- rating generally means the relevant issuer is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation and that in the event of adverse business, financial, or economic conditions the obligor is not likely to have the capacity to meet its financial commitment on the obligation. The ranges from AAA to D may be modified by the addition of a plus (+) or (-) sign to show relative standing within the major rating categories.

Moody’s rating services credit ratings are on a long term rating scale that ranges from Aaa to C which represents the range from highest to lowest quality of such securities rated. Following the Mount Polley Breach, Moody’s downgraded Imperial from B3 to Caa2. Moody’s has assigned Imperial a corporate credit rating of Caa1 and a credit rating of Caa2 on the senior notes. There has been no change in the corporate credit rating or the credit rating on the senior notes since the downgrade in 2014 related to the Mount Polley Breach. According to Moody’s this rating generally means the obligations are subject to very high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification for Aaa through C. The modifier 1 indicates that the security ranks in the higher end of this generic rating category, modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of generic category.

Current Ratings	Standard & Poor’s	Moody’s
Senior Notes	CCC-	Caa2
Outlook	Positive	Positive

We understand the credit ratings accorded to the senior notes by S&P and Moody’s are not recommendations to purchase, hold or sell the senior notes as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future, in its judgement, circumstances so warrant.

Imperial Metals Corporation | 2016 Annual Information Form

Directors & Executive Officers

The term of office for each director will expire at Imperial’s Annual Meeting on May 25, 2017, or when their successor is duly elected or appointed, unless their office is earlier vacated in accordance with the articles of the Company.

As of the date of this AIF, the directors and executive officers of the Company are provided in the table below.

Name, Province and Country of Residence	Current Position with Imperial	Present Principal Occupation; Employment for Previous Five Years	Director Since
Pierre Lebel British Columbia, Canada	Chairman Director 1.3.4.	Chairman	2001 Dec 6
J. Brian Kynoch British Columbia, Canada	President Director 4.	President	2002 Mar 7
Larry G. Moeller Alberta, Canada	Lead Director 1.2.3.	President of Kimball Capital Corporation	2002 Mar 7
Laurie Pare Alberta, Canada	Director 1.2.5.	President of Bellevue Spur Capital Corporation, and President and Secretary of Edco Financial Holdings Ltd. (2016)	2013 May 29
Theodore Muraro British Columbia, Canada	Director 2.4.5.	Consulting Geological Engineer	2009 Nov 4
Edward Yurkowski Alberta, Canada	Director 1.2.3.5.	Director & Consultant, Procon Mining and Tunnelling Ltd.; prior thereto Procon Chief Executive Officer (2014)	2005 May 20
Andre Deepwell British Columbia, Canada	Chief Financial Officer & Corporate Secretary	Chief Financial Officer & Corporate Secretary	-
Don Parsons British Columbia, Canada	Chief Operating Officer	Chief Operating Officer	-
Carolyn D. Anglin British Columbia, Canada	Chief Scientific Officer	Chief Scientific Officer (Sept 2014); prior thereto Consultant for Geoscience BC Society (2013); and prior thereto President/CEO Geoscience BC Society (2006)	-
Sophie E. Hsia British Columbia, Canada	General Counsel & Vice President Risk	Vice President Risk (2017) and General Counsel (2015); prior thereto Corporate Legal Counsel (2014); prior thereto Barrister & Solicitor (sole practice) (2010)	-
Steve Robertson British Columbia, Canada	Vice President Corporate Affairs	Vice President, Corporate Affairs (2013); prior thereto Exploration Manager (2005)	-
Gordon Keevil British Columbia, Canada	Vice President Corporate Development	Vice President, Corporate Development	-

1. Audit Committee

2. Compensation Committee

3. Corporate Governance & Nominating Committee

4. Health & Safety Committee
5. Special Committee

Imperial Metals Corporation | 2016 Annual Information Form

Term Limits and Representation of Women on the Board of Directors and Executive Officer Positions

There are currently two executive officers of the Company who are women, representing 29% of all executive officers of the Company. The Company has not considered the level of representation of women in executive officer positions when making appointments for said positions because the Company believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve our business objectives, without reference to their age, gender, race, ethnicity or religion, is in the best interests of the Company and all of its stakeholders.

At this time, there are no directors on the Board who are women. The Company has not adopted term limits for the directors of the Company, nor has the Company adopted a written policy relating to the identification and nomination of women directors, or a target number of women on the Board and women in executive officer positions, because the Company believes that board nominations should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the board at the time.  For the foregoing reasons, neither the Board nor the Corporate Governance and Nominating Committee have considered the level of representation of women on the Board in identifying and nominating candidates for election and re-election.

Shareholdings of Directors and Executive Officers

The directors and executive officers beneficially owned or controlled, directly or indirectly, a total of 4,784,068 common shares of Imperial, representing approximately 5.1% of the total 93,586,710 issued and outstanding common shares of Imperial as at December 31, 2016.

Committees of the Board of Directors

The Board of Directors has established five board committees: Audit, Compensation, Corporate Governance & Nominating, Health & Safety, and Special.

Board Mandate

The responsibilities of the Board of Directors include setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day-to-day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

Audit Committee | Larry Moeller, Chair; Pierre Lebel; Laurie Pare; Edward Yurkowski

The Audit Committee is structured to comply with National Instrument 52-110. The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. All four members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company's financial statements and understand the breadth and level of complexity of the issues that may reasonably be expected to be raised by the Company's financial statements. The experience of each Audit Committee member is provided below:

Larry Moeller, B. Comm., CPA, CA

Mr. Moeller obtained a Bachelor of Commerce degree from the University of Saskatchewan, and is a Chartered Professional Accountant.  Mr. Moeller is President of Kimball Capital Corporation, a private company based in Calgary, Alberta.  He also serves as a Director of Magellan Aerospace Corporation, Resorts of the Canadian Rockies Inc., and Sunwest Aviation Ltd. Mr. Moeller has served as Director, both as Chairman and Chair of the Audit Committee, for a number of publicly listed companies during the past 20 years. Mr. Moeller is also a member of the Company’s Compensation and the Corporate Governance & Nominating committees.

Imperial Metals Corporation | 2016 Annual Information Form

Pierre Lebel, LL.B., MBA

Pierre Lebel obtained a Bachelor of Laws degree from the University of Western Ontario (1976) and an MBA from McMaster University (1973). He is a Director and Audit Committee member of SouthGobi Resources Ltd. and West Kirkland Mining Inc., in addition to serving as a Director of HomEquity Bank, the Mining Association of British Columbia, the Mining Association of Canada, the Business Council of British Columbia, and Lions Gate Hospital Foundation. Mr. Lebel has also served as a Director, Chairman and Audit Committee member for a number of publicly listed companies since 1985. Mr. Lebel is a member of the Company’s Corporate Governance & Nominating and Health & Safety committees.

Laurie Pare, B. Comm., CPA, CA

Mr. Pare holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Professional Accountant.  He is President of Bellevue Spur Capital Corporation, and President and Secretary of Edco Financial Holdings Ltd., both private companies based in Calgary, Alberta. Prior to his current positions Mr. Pare was a partner at PricewaterhouseCoopers LLP specializing in Taxation.  Mr. Pare is also a member of the Company’s Compensation (Chair) and Special (Chair) committees.

Edward Yurkowski, P.Eng.

Mr. Yurkowski is a Professional Engineer with over 40 years’ experience in the mining industry. He graduated from the University of Calgary (1971).  Mr. Yurkowski is a consultant and Director of Procon Mining and Tunnelling Ltd., a Vancouver based mining contractor company which he founded and served as CEO.  Mr. Yurkowski is an Audit Committee member of Fortune Minerals Ltd. and serves on the Company’s Compensation, Corporate Governance & Nominating, and Special committees.

Audit Committee Charter

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee Charter is attached to this AIF as Schedule A.

Reliance on Certain Exemptions

At no time since commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in Sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since commencement of the Company’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of non-audit services and to consider the independence of the external auditors. The Audit Committee has delegated to the Chair of the Audit Committee the authority to act on behalf of the Committee with respect to the pre-approval of the audit and permitted non-audit services provided by Deloitte LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Audit Committee.

Imperial Metals Corporation | 2016 Annual Information Form

External Auditor Service Fees

Aggregate fees paid to Deloitte LLP are provided in the following table:

Years Ended	2016	2015	2014
Audit fees (1)	$417,500	$410,000	$400,000
Audit related fees (2)	$48,000	$-	75,000
Tax fees	-	$10,000	-
Other fees (3)	-	$27,110	4,600
Total	$465,500	$447,110	$470,800

(1)	For professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings or engagements.
(2)	For assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees” above.
(3)	For professional services related to insurance claim.

Complaint Procedures

The Company has implemented detailed procedures for receipt, retention and treatment of complaints or submissions regarding accounting, internal accounting controls or auditing matters, and confidential and anonymous submission of concerns from employees of the Company or any of its subsidiaries about questionable accounting or auditing matters.

Imperial’s procedures for filing complaints relating to accounting and auditing matters are available in the Corporate Governance & Nominating section on imperialmetals.com.

Compensation Committee – Laurie Pare, Chair; Larry Moeller; Ted Muraro; Edward Yurkowski

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company.

Corporate Governance & Nominating Committee – Pierre Lebel, Chair; Larry Moeller; Edward Yurkowski

The primary objective of the Corporate Governance & Nominating Committee is to assist the Board in fulfilling its oversight responsibilities to identify and recommend qualified individuals for appointment or election to the Board, and to develop and recommend to the Board corporate governance guidelines and practices for the Company.

Health & Safety Committee – Ted Muraro, Chair; Brian Kynoch; Pierre Lebel

The primary objective of the Health & Safety Committee is to oversee the development and implementation of appropriate policies and to review the performance of the Company with respect to industrial health and safety matters.

Special Committee – Laurie Pare, Chair; Ted Muraro; Edward Yurkowski

The primary objective of the Special Committee is to oversee the legal and technical work resulting from the Mount Polley Breach.

Imperial Metals Corporation | 2016 Annual Information Form

Corporate Cease Trade Orders or Bankruptcies

Mr. Pare is a Director of Orbus Pharma Inc., a company engaged in the business of generic drug development that filed a proposal under the Bankruptcy and Insolvency Act (Canada) on September 7, 2010. The proposal was approved by the creditors and has now been implemented. Shares of Orbus Pharma Inc. are also subject to a cease trade order issued by Ontario Securities Commission for failure to file certain continuous disclosure materials on a timely basis.

Mr. Moeller was a Director of Protective Products of America, Inc. when the corporation and its subsidiaries filed on January 13, 2010 voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida, Fort Lauderdale Division. On January 14, 2010, the shares of the corporation were suspended from trading on the Toronto Stock Exchange and were delisted on February 19, 2010 for failure to meet continued listing requirements. Mr. Moeller resigned as director in February 2010.

Mr. Yurkowski was a Director of Cross Lake Minerals Ltd. (“Cross Lake”) from July 28, 2008 to September 18, 2008. Mr. Kynoch served as a Director of Cross Lake from March 5, 2004 until October 23, 2008.  Mr. Gordon Keevil was President and a Director of Cross Lake from December 8, 2003 to October 23, 2008 and Chief Executive Officer from December 2006 to October 23, 2008. Cross Lake applied to the British Columbia Supreme Court and obtained a court order dated October 14, 2008 granting Cross Lake creditor protection under the Companies' Creditors Arrangement Act (Canada) to allow it to develop a reorganization plan with its creditors.  On June 1, 2009, Cross Lake changed its name to 0373849 B.C. Ltd. and completed the restructuring transactions provided for in the amended and restated plan of compromise and arrangement filed by it on May 21, 2009 pursuant to the Companies' Creditors Arrangement Act (Canada) and the BCBCA.

Conflicts of Interest

Certain of the Company's directors and officers also serve as directors or officers of other companies or have significant shareholdings in other companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company. To the extent that such other companies may transact with the Company or participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the Board, a director who has such a conflict will disclose the nature and extent of his interest to the meeting and abstain from voting in respect of the matter.

Interest of Management & Others in Material Transactions

Between August 11 and August 24, 2015, the Company closed the Financings, details of which are provided above in the section entitled Development of the Company 2014-2016 & Outlook for 2017 under the sub-heading “Financings”. Edwards and Fairholme had committed to backstopping the Financings, the details of which are provided below in the section entitled Material Contracts under the sub-heading “Standby Guarantee Agreement”. Edwards purchased 416,673 common shares and Fairholme purchased 297,613 common shares for gross proceeds of $6 million in the Common Share Private Placement which closed on August 11, 2015. Edwards purchased $16.2 million of the convertible debentures, Fairholme purchased $8.1 million of the convertible debentures and directors of the Company and an associate of a director purchased $1.6 million of the convertible debentures in the Convertible Debenture Private Placement which closed on August 24, 2015.

In December 2016, Edco purchased certain trade accounts receivable from the Company totaling approximately $7.3 million. These amounts were repaid in December 2016 upon collection of the accounts receivable. Interest at a rate of 8% per annum was paid by the Company on the factored accounts receivable.

Except as otherwise disclosed herein, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any other transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

Imperial Metals Corporation | 2016 Annual Information Form

Material Contracts

Material contracts, other than contracts entered into in the ordinary course of business, that were entered into by the Company between January 1, 2016 and as of the date of this AIF, or before that time, but that are still in effect are listed below:

Senior Credit Facility

On March 12, 2014, the Company entered into a five-year senior secured credit facility (the “Senior Credit Facility”) with a syndicate of lenders providing for a $200 million revolving credit facility comprised of two tranches: a $50.0 million revolving working capital tranche for general corporate purposes and a $150.0 million revolving construction tranche to fund Red Chris project costs. Interest is payable monthly under the Senior Credit Facility and the principal was payable in full upon the maturity date of October 1, 2016. The Company, and its wholly-owned subsidiaries, MPMC and RCDC, are the borrowers under the Senior Credit Facility. The borrowers’ cross guarantee and their direct and indirect material subsidiaries guarantee all obligations under the Senior Credit Facility. The Senior Credit Facility is secured on a pari passu basis by a first lien of all of the guarantors under the Senior Credit Facility and the Company’s present and future property and assets, real and personal. The Senior Credit Facility includes various restrictive covenants that, subject to exceptions, limit the Company’s ability to, among other things, incur or assume indebtedness, grant or assume security, engage in affiliate transactions, engage in speculative trading, undertake material changes in the Company’s business or enter into acquisitions, mergers and consolidations. The Senior Credit Facility also requires compliance with financial covenants, additional details of which are provided both above in the section entitled Development of the Company 2014-2016 & Outlook for 2017 under the sub-heading “Financings”, and within the Company’s March 12, 2014 material change report filed on SEDAR.

On May 12, 2016, the Company extended the maturity date of the Senior Credit Facility from October 1, 2016 to March 15, 2018 and amended certain terms and conditions, including financial covenants. The amount of the facility remained unchanged at $200 million. Additional details are provided within the Company’s May 13, 2016 material change report filed on SEDAR.

On February 10, 2017, the Company amended certain financial covenants under the Senior Credit Facility for the March 31, June 30, and September 30, 2017 reporting periods. Additional details are provided within the Company’s February 10, 2017 material change report filed on SEDAR.

Senior Notes

Indenture among the Company and certain guarantors and the Bank of New York Mellon, as trustee, dated as of March 12, 2014, in respect of US$325 million aggregate principal amount of 7% Senior Notes (the “Notes”) due 2019. Edco purchased US$50.0 million principal amount of Notes in the Notes offering. Directors and officers of the Company purchased US$3.3 million principal amount of Notes in the Notes offering. These purchases were made on the same terms and conditions as purchases of Notes by other investors. For additional detail regarding the key provisions of the indenture providing for the issuance of the Notes between the Company, the guarantors thereunder and The Bank of New York Mellon, as trustee (the “Indenture”), please refer to the above section entitled Development of the Company 2014-2016 & Outlook for 2017 under the sub-heading “Financings”, and/or the Company’s material change report and the Indenture, both filed on SEDAR on March 21, 2014.

Debenture Subscriptions

On September 3, 2014, subscription agreements were issued among the Company and various subscribers in respect of a non-brokered private placement of $115.0 million face value of 6% 6-year senior unsecured convertible debentures (the “2014 Convertible Debentures”).  Edco and Fairholme each purchased $40.0 million or 34.8% each, of the 2014 Convertible Debentures. Subject to adjustment, each $11.911 of face value debenture is convertible into one common share of Imperial upon at least 61 days advance notice. The 2014 Convertible Debentures are not callable unless the closing price of the Company’s common shares exceeds 125% of the conversion price for at least 30 consecutive days. Interest will be payable semi-annually, with the first payment due on June 30, 2015. At the option of the Company, subject to the separate approval of the Toronto Stock Exchange and compliance with all applicable securities laws, such interest may be paid through the issuance of additional convertible debentures or Imperial’s common shares.

Imperial Metals Corporation | 2016 Annual Information Form

Subscription agreements were issued again on August 19, 2015 among the Company and various subscribers in respect of a non-brokered private placement of $30 million face value of 6% 6-year senior unsecured convertible debentures (the “2015 Convertible Debentures”). Edwards and Fairholme purchased $16.2 million and $8.1 million of the 2015 Convertible Debentures, respectively. Interest will be payable semi-annually, with the first payment due on June 30, 2016. Similar to the 2014 Convertible Debentures, each $12 of face value debenture, subject to adjustment, is convertible into one common share of Imperial upon at least 61 days’ advance notice; and the 2015 Convertible Debentures are not callable unless the closing price of the Company’s common shares exceeds 125% of the conversion price for at least 30 consecutive days.

Standby Guarantee Agreement

Guarantees provided by Edwards and Fairholme to purchase 66.67% and 33.33%, respectively, of all the common shares which remained unsubscribed for by right-holders in the Rights Offering, purchase 66.67% and 33.33%, respectively, of the Common Share Private Placement, and to purchase 66.67% and 33.33%, respectively, of the Convertible Debentures which remained unpurchased under the Convertible Debenture Private Placement. In exchange for backstopping the Financings, the Company agreed to pay the Guarantors a fee of 3% of the gross proceeds of the Financings, excluding proceeds from (i) the exercise of Rights issued in respect of common shares owned or over which the Guarantors or their affiliates have control and (ii) the sale of common shares and convertible debentures the Guarantors or the affiliates committed to purchase pursuant to the Common Share Private Placement and the Convertible Debenture Private Placement (the “Standby Guarantee Agreement”). Since all of the shares available in the Rights Offering were subscribed for by right-holders, no additional shares were required to be issued pursuant to the Standby Guarantee Agreement.

Legal proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. In the opinion of management, these matters, unless otherwise described herein, are not expected to have a material effect on the Company’s consolidated financial position, cash flow or results of operations.

On September 8, 2014, a securities class action was commenced by way of statement of claim against the Company and certain of its directors, officers and others in the Ontario Superior Court of Justice in Toronto (the “Claim”).  The plaintiff seeks various declaratory relief and $150 million in general damages based on assertions of misrepresentation (both under the common law and various statutes) and negligence with respect to the Company’s prior corporate disclosure of the risks associated with the Mount Polley TSF. Due to the inherent uncertainties of litigation, at this time the Company cannot predict the outcome of the Claim or determine the amount of any potential losses, if any. The Company has engaged independent legal counsel to advise it on this matter, denies any wrongdoing, and intends to vigorously defend the Claim.

1 As a result of the Company’s rights offering completed in August 2015, the conversion price was reduced from $12.00 to $11.91 per common share.

Imperial Metals Corporation | 2016 Annual Information Form

Transfer Agent & Registrar

Computershare Investor Services Inc., with offices in Vancouver and Toronto, acts as the Company’s transfer agent and registrar.

510 Burrard Street, 3 Floor, Vancouver, British Columbia V6C 3B9

100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1

Names & Interests of Experts

Deloitte LLP Chartered Accountants, the Company’s auditors, and have prepared an opinion with respect to the Company’s consolidated financial statements for the year ended December 31, 2016 contained within the 2016 Annual Report available on sedar.com and imperialmetals.com. Deloitte LLP confirm they are independent of Imperial in accordance with the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

The persons noted below have prepared or certified a statement, report, opinion or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during or relating to the Company’s most recently completed financial year; and whose profession or business gives authority to such statement, report, opinion or valuation.

2012 Red Chris Report – amended & restated September 2015

Greg Gillstrom, P.Eng.

Raj Anand, M.Eng., P.Eng.

Stephen Robertson, P.Geo.

Paul Sterling, P.Eng.

2016 Mount Polley Report – dated May 20, 2016

Ryan Brown, P.Eng.

Gary Roste, P.Geo.

Janice Baron, P.Eng.

Chris Rees, Ph.D., P.Geo.

2011 Huckleberry Report – amended & restated May 11, 2016

Kent Christensen, P.Eng.

Gerald R. Connaughton, P.Eng.

Peter Ogryzlo, M.Sc., P.Geo.

Additional Information

Additional information, including details of director and officer remuneration and indebtedness, principal holders of Imperial shares, securities authorized for issuance or equity compensation plans, options to purchase Imperial shares and certain other matters, is contained in the Company’s Information Circular for its most recent annual general meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s 2016 Annual Report. Copies of the above and other disclosure documents may be obtained, when available, on imperialmetals.com and sedar.com or by contacting the Company’s Shareholder Communications at 604.488.2657.

Imperial Metals Corporation | 2016 Annual Information Form

SCHEDULE A | AUDIT COMMITTEE CHARTER

I.	Purpose

The primary objective of the Audit Committee (the “Committee”) of Imperial Metals Corporation (the “Company”) is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

II.	Organization

Members of the committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require. The Committee shall meet with management, the Company’s financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may also be the Chief Financial Officer, the Company’s Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

Imperial Metals Corporation | 2016 Annual Information Form

IV.       Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a)	Auditors

1.	Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company’s annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2.	When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3.	Review the Auditor’s audit plan and discuss the Auditor’s scope, staffing, materiality, and general audit approach.

4.	Review on an annual basis the performance of the Auditors, including the lead audit partner.

5.	Take reasonable steps to confirm the independence of the Auditors, which include:

(a)	Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

(b)	Considering and discussing with the Auditors any disclosed relationships or services, including audit services, that may impact the objectivity and independence of the Auditors;

(c)	Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d)	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

6.	Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7.	Confirm with the Auditors and receive written confirmation at least once per year as to (i) the Auditor’s internal processes and quality control procedures; and (ii) disclosure of any material issues raised by the most recent internal quality control review.

8.	Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9.	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10.	Receive all recommendations and explanations which the Auditors place before the Committee.

(b)	Financial Statements and Financial Information

11.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s annual audited financial statements and interim financial statements, including disclosures made in management’s discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company’s audited financial statements be included in the Company’s annual reports distributed and filed under applicable laws and regulatory requirements.

12.	Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information and extracted or derived from the Company’s financial statements and periodically assess the adequacy of these procedures.

Imperial Metals Corporation | 2016 Annual Information Form

13.	Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

(a)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices;

(b)	the management letter provided by the Auditor and the Company’s response to that letter; and

(c)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

14.	Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

15.	Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company’s annual proxy statement.

(c)	Ongoing Reviews and Discussions with Management and Others

16.	Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

17.	Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

18.	Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.

19.	Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

20.	Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

21.	Enquire of the Company’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

22.	Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

23.	Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

24.	Review and discuss with management the Company’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company’s risk assessment and risk management guidelines and policies.

Imperial Metals Corporation | 2016 Annual Information Form

(d)	Risk Management and Internal Controls

25.	Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems.

26.	Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

27.	In consultation with the Auditors and management, review the adequacy of the Company’s internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company’s financial and accounting group.

28.	Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

29.	Review the internal control reports prepared by management, including management’s assessment of the effectiveness of the Company’s internal control structure and procedures for financial reporting.

30.	Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f)	Other Responsibilities

32.	Create an agenda for the ensuing year.

33.	Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

34.	Establish, review and approve policies for the hiring of employees or former employees of the Company’s Auditors.

35.	Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

36.	Review its own performance annually, seeking input from management and the Board.

37.	Perform any other activities consistent with this Charter, the Company's constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

V.	Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company’s financial and accounting group.

VI.	Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company’s outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

May 11, 2015

Imperial Metals Corporation | 2016 Annual Information Form
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